Exhibit A.IV – Compensation of the Management

(as item 13 of Exhibit 24 to CVM Instruction 480/09)

13.       Compensation of the management

13.1 - Compensation policy and practice for the Board of Directors, Board of Officers, Fiscal Council, Statutory Committees and Audit, Risk, Financial and Compensation Committees regarding the following aspects:

a. purposes of the compensation policy or practice, informing if the compensation practice was formally approved, the body responsible for its approval, approval date and, if the issuer discloses the policy, websites in which the document may be found:

Our compensation practice is aimed at aligning Company’s purposes, shareholders’ interests, management’s productivity and efficiency, as well as maintaining the competitiveness of Company’s compensation package before the market. In this sense, the Company adopts a compensation system applicable to the management which encourages the development of a culture of high performance, keeping key personnel of the Company over the long term, while ensuring that the best people are hired and retained, and the interests of the management are aligned with those of shareholders.

The Company has a "Remuneration and Stock Option Policy for the Board of Officers", whose provisions were consolidated and approved at a meeting of the Board of Directors held on September 19, 2018. The Remuneration and Stock Option Policy for the Board of Officers may be found on the CVM website and at the following electronic address: ri.ambev.com.br, in the section “Corporate Governance”, “Policies and Codes”, “Remuneration Policy for the Board of Officers”.

There is no policy formally approved for the remuneration of the Board of Directors and its advisory committees, nor the Fiscal Council.

b. compensation elements, indicating:

i. description of the elements of the compensation and the purposes of each of them

Pursuant to article 152, of Law No. 6,404/1976, and article 15, paragraph 1, of Company’s Bylaws, the global amount of the Company’s compensation is fixed annually by the Annual General Meeting, the compensation being distributed among the bodies by the Board of Directors.

The elements of the compensation of these bodies are described below:

a) Board of Directors

The compensation of the members of the Board of Directors is divided into: (i) a fixed compensation that is in line with market average; and (ii) a variable compensation, considering the sustainable growth of the Company and its long-term businesses, designed to stimulate and reward significant accomplishments by means of participation on the results.

The Company also has a Stock Option Plan (“Option Plan”) and a Share-Based Compensation Plan (“Stock Plan” and, together with the Option Plan, the “Plans”), for more information see item 13.4 of this Exhibit A.IV. Additionally, certain members of the Board of Directors also participate in a private pension fund to which the Company also makes partial contributions, as described in item 13.10 of this Exhibit A.IV.

b) Board of Officers

Executive Officers have their compensation divided into fixed and variable components, provided that the base pay (the fixed component) is in line with market median, while the main focus is on the variable compensation (participation on the results) and on the long-term incentives. The members of the Board of Directors are also entitled to stock and/or options granted under the Plans, and, potentially, in the case of executives identified to have high potential in the long term, the granting of Share Appreciation Rights (as defined in item 13.4 below). The goal is to stimulate the alignment of interests for long-term value generation.

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The Executive Officers are entitled to the benefits provided for in the benefits policy of the Company, pursuant to item 14.3(2) of the Company’s Reference Form. Such benefits include medical, dental, educational and social assistance to executive officers and their dependents, free of costs or at a reduced cost. In addition, certain executive officers participate in a private pension plan to which the Company makes partial contributions, as described in item 13.10 of this Exhibit A.IV.

The Operations, Finance and Compensation Committee (“COF”) and the Board of Directors participate in the decision-making process to define the compensation of Company’s officers, so that no officer decides on his/her own compensation. COF is responsible for giving an opinion on the management’s proposals to be considered by the Board of Directors, which, in addition to deciding on COF’s recommendations, defines the general criteria for granting options and shares to Company’s executives, with due regard for the global amount approved by the general meeting for a given fiscal year. Additionally, officers’ annual targets are discussed and approved by the Board of Directors, which is also responsible for its final validation at the end of each year.

In addition, COF assesses the retention of Company’s talents annually, which includes an analysis of the need to adapt the compensation practices adopted by the Company. If COF deems it necessary, it may propose adjustments to these practices to the Board of Directors.

c) Fiscal Council

The members of the Fiscal Council receive a fixed compensation that corresponds, at least, to the legal minimum resolved by the Shareholders’ Meeting. The compensation paid to each member should not be lower than ten percent of the compensation assigned to each Executive Officer, considering the average amount received by the Executive Officers, excluding any benefits, representation allowances and participation on the results. The compensation of the alternate members is equivalent to 50% of the compensation of the effective members. Additionally, the members of the Fiscal Council shall be mandatorily reimbursed for transportation and lodging expenses, which may be necessary to perform their functions. The members of the Fiscal Council are not entitled to receive variable compensation. The fixed compensation attributed to Fiscal Council members is annually updated based on IPCA variation.

d) Committees

All members of the Related Parties and Antitrust Conducts Committee and COF members that are part of the Board of Directors of the Company do not receive any specific compensation for their activities in those Committees. Members, who do not meet this condition, receive annual fixed fees aligned with the market average and annually updated based on the IPCA variation and are not entitled to receive variable compensation. Additionally, all members of the Committees shall be mandatorily reimbursed for transportation and lodging expenses, which may be necessary to perform their functions.

ii. regarding the 3 last fiscal years, what is the participation of each element in total compensation

2021	Board of Directors	Board of Officers	Fiscal Council	Committees
Fixed Compensation(i)	46.87%	23.34%	100.00%	100.00%
Fees	25.97%	22.41%	100.00%	100.00%
Direct and indirect benefits	20.90%	0.93%	-	-
Variable compensation	19.57%	40.34%	-	-
Share-based compensation, including stock options	33.56%	36.31%	-	-

(i) The table above does not take into account amounts referring to employer’s payroll charges, according to the guidance provided for in the Circular-Notice/Annual-2022-CVM/SEP of the Superintendence of Relations with Companies (Superintendência de Relação com Empresas – SEP) following the decision of the CVM Collegiate body in the Proceeding No. 19957.007457/2018-10 (guidance which was also provided for in the Circular-Notice No. 01/2021 of the Superintendence of Relations with Companies (Superintendência de Relação com Empresas - SEP) disclosed in 2021). For comparative purposes, the Company has disclosed such employer’s payroll charges in item 13.16 of this Exhibit A.IV.

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2020	Board of Directors	Board of Officers	Fiscal Council	Committees
Fixed Compensation	54.54%	33.99%	100.00%	100.00%
Fees	45.45%	27.56%	83.33%	100.00%
Direct and indirect benefits	-	1.22%	-	-
Charges	9.09%	5.21%	16.67%	-
Variable compensation	-	-	-	-
Share-based compensation, including stock options	45.46%	66.01%	-	-

2019	Board of Directors	Board of Officers	Fiscal Council	Committees
Fixed Compensation	45.35%	31.72%	100%	100%
Fees	37.79%	25.37%	83.33%	100%
Direct and indirect benefits	-	1.37%	-	-
Charges	7.56%	4.97%	16.67%	-
Variable compensation	7.84%	11.43%	-	-
Share-based compensation, including stock options	46.82%	56.85%	-	-

The proportion of the elements of compensation of the Board of Directors and the Board of Officers described above tends to repeat, to a greater or lesser degree, in years when the Company meets the eligible targets for distribution of variable compensation.

Variable compensation is determined according to the performance verified in relation to pre-established targets. Consequently, in case the minimum targets established are not fulfilled, no variable compensation will be due.

The compensation of the members of the Fiscal Council is 100% fixed, of which 83.33% corresponds to fees and 16.67% corresponds to charges on remuneration (percentages applicable to the years 2021, 2020 and 2019) and are reimbursed for their travels and lodging expenses required for the performance of their duties.

The members of the Committees that are not part of the Company’s Board of Directors have 100% of their compensation composed of annual fixed fees and are reimbursed for their travels and lodging expenses required for the performance of their duties.

iii. methodology for calculation and restatement of each of the compensation elements

The overall compensation of the management, as approved by the Annual Shareholders’ Meeting, is restated annually based on a market research carried out according to the terms indicated in sub-item (h) (ii) below and periodically assessed by the Company’s People & Management area, so as to secure that the amount paid is sufficient to meet the specific objectives in relation to the market.

The variable compensation, when paid in cash, is calculated as a multiple of fixed compensation, provided that the target conferred on the manager and the Company have been achieved.

Regarding the determination of the amount of stock options to be granted under the Option Plan, please refer to items 13.4 and 13.8 below. For a description of the determination of the benefit resulting from Share Appreciation Rights, please refer to item 13.4 below. For a description related to the Stock Plan, please refer to item 13.4 below.

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Both for purpose of compensation and for purpose of granting stock options / shares the achievement of annual targets as well as other results delivered in the year, meritocracy criteria , seniority level and expertise of the executive may be taken into consideration.

Please refer to sub-item “h” below for further information.

iv. reasons behind the compensation elements

Compensation of the management is defined to encourage its members to meet short, medium and long-term results for the Company. On this regard, the Company secures a fixed compensation based on market research, however, encouraging the achievement of expressive results to obtain a variable compensation above market average. Therefore, Company’s targets must be challenging but achievable.

The possibility of granting options and shares encourages the alignment of interests of the shareholders and the management over the long-term, upon the free or onerous receipt, as the case may be, of the Company’s shares by its managers, with restrictions on sale or delivery, contingent upon continued employment with the Company for a certain period of time. Also, additional shares may be granted to the beneficiary depending on the reinvestment level of the variable compensation that is chosen.

Finally, the Company has decided to adopt, for certain executives deemed strategic and with high performance potential, the granting of Share Appreciation Rights, enabling such participants to receive cash bonus based on the value of the shares of the Company. The granting of Share Appreciation Rights, however, is contingent upon the continued employment of executives with Company for a long or very long term, with vesting periods of five to ten years, therefore encouraging the retaining of strategic talent and generating value for shareholders in the long term.

In relation to the Fiscal Council and the Committees, the intention is to secure compensation compatible with the limits defined in applicable legislation, ensuring that its members are duly rewarded to perform their duties.

v. the existence of members who do not receive compensation and the reason for that

The alternate member and three sitting members of the Board of Directors do not receive compensation from the Company, as they are also part of the management of the Parent Company (Anheuser-Busch InBev S.A./N.V. - “ABI”), which is responsible for the compensation payment of these members.

c. key performance indicators taken into account for determining each compensation element:

The key performance indicators for purposes of defining the variable compensation based on the achievement of goals either for the Company or its management are: EBITDA, cash flow and net revenues, in addition to other specific indicators for the various departments of the Company according to their respective functions and competencies. Additionally, given the importance that the Company gives to Environmental, Social and Corporate Governance (“ESG”) indicators, starting from 2022, all members of the Board of Officers have at least one goal linked to ESG, representing another important step towards the integration of the subject in the business strategy of the Company, directly impacting the variable compensation of its main executives.

d. how is the compensation structured to reflect the progress of performance indicators:

The variable compensation (profit sharing) is defined according to the following basis: (i) below a certain level of target achievement, no variable compensation shall be due, but, on the other hand, outstanding accomplishments of targets must be compensated with participation on the results comparable to or even higher than top levels in the market; and (ii) variable compensation will only be granted if both the targets of the Company and those targets of the manager are achieved.

The managers have the possibility to reinvest their variable compensation in the Company, and they may use their own resources, in total or in part, for the exercise of the stock option granted within the Option Plan. In this event, the Company may grant to said executives additional shares or options, depending on the reinvestment level of their variable compensation.

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For high potential executives, the Company also adopts a variable pay practice defined as Share Appreciation Rights. According to such practice, the executives receive, after vesting periods varying between five and ten years, a value per share corresponding to the closing price of shares or American Depositary Receipts (“ADRs”) issued by the Company at B3 S.A. - Brasil, Bolsa, Balcão (“B3”) or at the New York Stock Exchange (“NYSE”), as applicable, on the trading session immediately before the respective vesting periods.

e. how the compensation policy or practice is aligned with short, medium and long-term interests of the Company:

The fixed compensation is a compensation based on market research, but as the segment cycle in which the Company operates in is the segment of medium and long term, the alignment of the compensation to the interests of the Company is verified by means of the granting of a substantial portion of compensation referred to those periods.

The medium-term income is aligned with the compensation policy of the Company as to the payment of the profit sharing. In this case, the income of the Company and the results of its management during the year will affect the amount to be assigned as variable pay.

Additionally, the Option Plan requires a commitment of funds over the long-term, by virtue of the connection between options’ vesting periods , and/or the restriction on the sale of corresponding shares, conditioning the exercise and the acquisition to the executive continued employment with the Company.

The Stock Plan reinforces the need for a long-term commitment, once the delivery of the Company’s shares is contingent upon the executive continued employment with the Company during a vesting period not shorter than three years.

Share Appreciation Rights occasionally granted to elected high potential executives by the Company, align the long-term and very long-term interests by means of the possibility of receiving, after the vesting periods of five or ten years, the amount corresponding to the price of the shares issued by the Company, to encourage the retaining of talent as well as the creation of value for the Company and the shareholders in order to encourage the future appreciation of the shares in the long term.

As such, it is understood that the compensation policy of the Company is totally aligned with the monitoring of its performance and, therefore, reaffirms the sharing of the risk and the potential profits among the Company’s managers.

f. existence of compensation borne by direct or indirect subsidiaries or controlling companies:

The alternate member and three members of the Board of Directors are also part of the management of the Parent Company, which bears compensation payment of these members, and, therefore, they do not receive compensation from the Company.

In addition, on November 25, 2008, certain managers of the Company received stock options of shares issued by ABI, the controlling shareholder of the Company, totaling approximately 5 million options, with approximately 1 million options for members of the Board of Officers, at the time, and approximately 4 million for members of the Board of Directors, at the time. Each of such options entitles the acquisition of one common share issued by ABI. One half of those options became exercisable on January 1st, 2014 and the other half became on January 1st, 2019. In both cases the options may be exercised within five years at an exercise price of €10.32, corresponding to the market price of the shares of ABI on the date the options were granted. Moreover, the exercise of such options also depended on ABI’s net debt to EBITDA ratio to fall below 2.5 before December 31, 2013, which has been achieved. In 2016, there was a grant of restricted shares issued by ABI, in accordance with the applicable lock-up terms, in a total amount of approximately 107 thousand restricted shares, of which approximately 2,500 to members of the Board of Officers and 104 thousand to members of the Board of Directors.

In 2019, certain members of the Board of Directors received 0.5 million in ABI options and no member of the Board of Officers received ABI options. The options have a vesting period of 5 years. In addition, in 2019, there was a concession of restricted shares issued by ABI in a total of 0.4 million shares with vesting period of 5 years.

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In 2020, certain members of the Board of Directors received 4.2 million in ABI options and certain members of the Board of Officers received 4.5 million in ABI options. The options have a vesting period of 5 years. In addition, in 2020, restricted shares issued by ABI were granted to certain members of the Board of Officers and the Board of Directors, in a total of 1.9 million shares with vesting period of 3 and 5 years.

In 2021, ABI granted 0.06 million restricted shares to certain members of the Board of Directors and 0.03 million restricted shares to certain members of the Board of Officers with a vesting period of 3 and 5 years.

g. existence of any compensation or benefit connected to the occurrence of a certain corporate event, such as the sale of corporate control of the Company:

Not applicable once there is no compensation or benefit connected to the occurrence of any corporate event.

h. practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and Board of Officers, appointing:

i. the bodies and committees of the issuer that participate in the decision-making process, identifying the form in which they participate

The following bodies participate in the decision-making process for the definition of the individual compensation of the Board of Directors and the Board of Officers of the Company: COF and the Board of Directors. COF is responsible for providing an opinion on the management’s proposal to be assessed by the Board of Directors concerning the definition of the compensation policy for the high-performance management and employees of the Company, including their individual compensation packages, in order to the ensure that the beneficiaries have the proper compensation and incentives to reach an exceptional and sustainable performance. On the other hand, the Board of Directors is responsible for deciding on the recommendation presented by COF, as well as defining the criteria for the granting of stock / options, compensation and benefits (indirect benefits, participation on the results etc.) of the managers and presidents of Company’s business units, provided that the other decisions regarding the management of the Stock Plan (such as the definition of grants and concessions to employees in general) shall be COF’s responsibility. It should be noted that the members of the Board of Directors and of COF abstain from voting on the definition of their individual compensation, so as not to participate in the decision-making process, avoiding any possible conflict of interests.

ii. criteria and methodology used to establish the individual compensation, appointing if studies were used to verify the market practices and, if yes, the comparison criteria and scope of said studies

The fixed and variable individual compensation of the members of the Board of Directors was defined based on a remuneration survey conducted with large public companies and is updated annually based on the IPCA variation until the Board of Directors deems it necessary to engage at a new compensation survey. All directors receive the same remuneration, being noted that (i) the directors compensated by the controlling shareholder, including the alternate member, do not receive any additional fees from the Company; and (ii) the co-chairman of the Board of Directors compensated by the Company has different compensation due to his unique experience in the sector in which the Company operates, his greatest attributions and his longer time of dedication.

The fixed and variable individual compensation of the members of the Board of Officers is defined based on an annual remuneration survey, using the group of companies classified as “non-durable consumer goods” in the comparison. For the definition of fees, the monthly amount paid by the median of the companies involved in the survey is used as reference. If there is a positive variation of this indicator in relation to the previous year, the reference of the previous year is updated. After updating the market benchmark for each position level, the fees are set by varying according to meritocracy criteria, market knowledge and the seniority level of the executive. Without prejudice to the evaluation by COF and by the Board of Directors, as indicated in item (i) above, the fees of the Board of Officers are analyzed annually by the Company’s People & Management area, which may make adjustment recommendations, if deemed necessary. Any recommendations need to be approved by the CEO to be implemented.

iii. the frequency and method in which the Board of Directors assesses the adequacy of the compensation policy of the issuer

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Annually, COF evaluates the retention of the Company’s talents, which includes the analysis of the need to adapt the compensation practices adopted by the Company. If this Committee deems it necessary, it is proposed to the Board of Directors to adjust these practices. In addition, the goals of executives, whose achievement is decisive in the determination of the amount to be paid by the Company as variable compensation and the amount of stock options to be granted are reviewed and validated by the Board of Directors annually.

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13.2 - Total compensation of the Board of Directors, Board of Officers and Fiscal Council

Forecast for 2022	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	12.00	14.00	6.00	32.00
No. of members receiving compensation	8.00	14.00	6.00	28.00
Annual Fixed Compensation
Salary/fees	7,710,111.06	22,019,249.16	2,017,453.72	31,746,813.93
Direct and indirect benefits	-	-	-	-
Compensation for sitting on Committees	-	-	-	-
Others	-	-	-	-
Description of other fixed compensation
Variable Compensation
Bonus	-	-	-	-
Profit sharing	4,200,637.00	38,490,063.00	-	42,690,700.00
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-Employment Benefits	-	915,202.93	-	915,202.93
Termination Benefits	-	-	-	-
Share-based compensation, including stock options (i)	8,693,463.00	39,543,960.00	-	48,237,423.00
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also includes the alternate members.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also includes the alternate members.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also includes the alternate members.	-
Total compensation	20,604,211.06	100,968,475.08	2,017,453.72	123,590,139.86

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2021	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	12.00	13.00	6.00	31.00
No. of members receiving compensation	8.50	13.00	6.00	27.50
Annual Fixed Compensation
Salary/fees	6,646,367.08	18,752,072.29	1,808,132.40	27,206,571.77
Direct and indirect benefits	-	-	-	-
Compensation for sitting on Committees	-	-	-	-
Others	-	-	-	-
Description of other fixed compensation	-	-	-	-
Variable Compensation
Bonus	-	-	-	-
Profit sharing	5,009,391.76	33,753,260.99	-	38,762,652.75
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-Employment Benefits	-	779,406.75	-	779,406.75
Termination Benefits	5,347,790.19	-	-	5,347,790.19
Share-based compensation, including stock options	8,587,883.95	30,379,868.92	-	38,967,752.87
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also includes the alternate members.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also includes the alternate members.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also includes the alternate members.
Total compensation	25,591,432.97	83,664,608.96	1,808,132.40	111,064,174.33

2020	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	13.00	11.77	6.00	30.77
No. of members receiving compensation	8.67	11.77	6.00	26.44
Annual Fixed Compensation
Salary/fees	5,836,630.00	15,369,213.00	1,716,643.00	22,922,486.00
Direct and indirect benefits	-	-	-	-
Compensation for sitting on Committees	-	-	-	-
Others	1,167,326.00	2,906,535.00	343,329.00	4,417,190.00
Description of other fixed compensation	Others: refers to INSS employer’s contribution	Others: refers to INSS employer’s contribution	Others: refers to INSS employer’s contribution	-
Variable Compensation
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation
Post-Employment Benefits	-	681,636.80	-	681,636.80
Termination Benefits	-	-	-	-
Share-based compensation, including stock options	5,838,795.76	36,816,162.01	-	42,654,957.77
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also includes the alternate members.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also includes the alternate members.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also includes the alternate members.	-
Total compensation	12,842,751.76	55,773,546.81	2,059,972.00	70,676,270.58

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2019	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	13.00	10.92	5.67	29.59
No. of members receiving compensation	8.00	10.92	5.67	24.59
Annual Fixed Compensation
Salary/fees	5,413,489.00	15,434,648.00	1,598,250.00	22,446,387.00
Direct and indirect benefits	-	-	-	-
Compensation for sitting on Committees	-	-	-	-
Others	1,082,698.00	3,025,520.00	319,650.00	4,427,868.00
Description of other fixed compensation	Others: refers to INSS employer’s contribution	Others: refers to INSS employer’s contribution	Others: refers to INSS employer’s contribution	-
Variable Compensation	-	-	-	-
Bonus	-	-	-	-
Profit sharing	1,122,565.00	6,955,545.00	-	8,078,110.00
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation
Post-Employment Benefits	-	835,527.00	-	835,527.00
Termination Benefits	-	-	-	-
Share-based compensation, including stock options	6,706,482.00	34,586,878.00	-	41,293,360.00
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also includes the alternate members.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also includes the alternate members.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places. The total number of members also includes the alternate members.	-
Total compensation	14,325,234.00	60,838,118.00	1,917,900.00	77,081,252.00

The tables above for 2022 and 2021 do not take into account amounts referring to employer’s payroll charges, according to the guidance provided for in the Circular-Notice/Annual-2022-CVM/SEP of the Superintendence of Relations with Companies (Superintendência de Relação com Empresas – SEP) following the decision of the CVM Collegiate body in the Proceeding No. 19957.007457/2018-10 (guidance which was also provided for in the Circular-Notice No. 01/2021 of the Superintendence of Relations with Companies (Superintendência de Relação com Empresas - SEP) disclosed in 2021). For comparative purposes, the Company has disclosed such employer’s payroll charges in item 13.16 of this Exhibit A.IV.

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13.3 - Variable compensation of the Board of Directors, the Board of Officers and the Fiscal Council

Variable compensation – forecast for 2022
Body	Board of Directors	Board of Officers	Fiscal Council	Total
No. of members	12.00	14.00	6.00	32.00
No. of members receiving compensation	1.00	14.00	-	15.00
Bonus
Minimum amount according to compensation plan
Maximum amount according to compensation plan
Amount provided for in compensation plan in case the targets are met
Profit sharing
Minimum amount according to compensation plan	935,298.17	7,141,710.97	-	8,077,009.14
Maximum amount according to compensation plan	4,200,637.39	38,490,063.33	-	42,690,700.72
Amount provided for in compensation plan in case the targets are met	3,084,843.08	23,555,116.88	-	26,639,959.96
Variable compensation – fiscal year ended on December 31, 2021
Body	Board of Directors	Board of Officers	Fiscal Council	Total
No. of members	12.00	13.00	6.00	31.00
No. of members receiving compensation	1.00	13.00	0.00	14.00
Bonus
Minimum amount according to compensation plan
Maximum amount according to compensation plan
Amount provided for in compensation plan in case the targets are met
Profit sharing
Minimum amount according to compensation plan	205,070	1,536,645	-	1,741,715
Maximum amount according to compensation plan	4,687,313	35,380,305	-	40,067,618
Amount provided for in compensation plan in case the targets are met	2,458,328	18,420,926	-	20,879,254
Amount effectively recognized in the income statement for the fiscal year	5,009,392	33,753,261	-	38,762,653

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Variable compensation – fiscal year ended on December 31, 2020
Body	Board of Directors	Board of Officers	Fiscal Council	Total
No. of members	13.00	11.77	6.00	30.77
No. of members receiving compensation	0.00	0.00	0.00	0.00
Bonus	-	-	-	-
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Amount effectively recognized in the income statement for the fiscal year	-	-	-	-
Profit sharing
Minimum amount according to compensation plan	210,051	1,525,891	-	1,735,942
Maximum amount according to compensation plan	5,761,394	42,587,950	-	48,349,344
Amount provided for in compensation plan in case the targets are met	2,400,581	17,387,694	-	19,788,275
Amount effectively recognized in the income statement for the fiscal year	-	-	-	-

Note: The difference between the minimum forecasted amount and the amount effectively recognized in the income statement for the fiscal year of 2020 is mainly due to the variable component of the compensation, which is linked to specific performance goals of the Company’s managers.

Variable compensation – fiscal year ended on December 31, 2019
Body	Board of Directors	Board of Officers	Fiscal Council	Total
No. of members	13.00	10.92	5.67	29.58
No. of members receiving compensation	1.00	10.92	0.00	11.92
Bonus	-	-	-	-
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Amount effectively recognized in the income statement for the fiscal year	-	-	-	-
Profit sharing
Minimum amount according to compensation plan	204,526	1,473,022	-	1,677,548
Maximum amount according to compensation plan	5,609,855	41,089,772	-	46,699,627
Amount provided for in compensation plan in case the targets are met	2,337,440	16,834,535	-	19,171,975
Amount effectively recognized in the income statement for the fiscal year	1,122,565	6,955,545	-	8,078,110

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13.4 - Share-based compensation plan applicable to the Board of Directors and Board of Officers

a. general terms and conditions:

Option Plan

The Option Plan was approved by the Extraordinary Shareholders’ Meeting of the Company held on July 30, 2013 and provides for the general conditions applicable to the granting of options, the criteria to determine its exercise price, its general terms and conditions, and the restrictions on the transfer of shares acquired by its exercise.

The Option Plan is managed by the Board of Directors which grants options establishing the specific terms and conditions applicable to each grant through stock option programs, such as the identification of the beneficiaries, the options’ exercise price, any restrictions to the acquired shares, the vesting periods and the option exercise periods and rules applicable to the termination of the beneficiary’s employment contract, and it may also establish targets related to the performance of the Company. The Board of Directors may further define specific rules applicable to beneficiaries of the Company who have been transferred to other countries, including to the Company’s controlling companies its subsidiaries.

Under the Option Plan, senior employees and management of the Company or its direct or indirect subsidiaries (beneficiaries) are eligible to receive stock options of the Company or ADRs based in shares issued by the Company, in the event the beneficiaries do not live in Brazil. Currently, approximately 550 people (including managers and employees) hold stock options for shares of the Company, taking all the programs of the Option Plan the together.

Share Appreciation Right

The Company also received the long-term incentive, approved by the Board of Directors of Companhia de Bebidas das Américas – Ambev on August 26, 2011, granted to some executives identified as high potential by the Company (and such incentive is denominated “Share Appreciation Rights”). Such incentive is beyond the scope of the Option Plan, since it does not involve settlement by the granting or acquisition of shares. Within the scope of the Share Appreciation Rights program, each beneficiary will receive two separate lots of Share Appreciation Rights – (lot A and lot B), as the case may be, in which each Share Appreciation Right will correspond to a share or ADR, as the case may be, subject to vesting periods of five and ten years, respectively as of the date of their granting. Once such five or ten-year term has elapsed, as applicable, the beneficiary who remains at the Company or in any entity of its group will receive in funds immediately available the amount in Brazilian Reais corresponding to the closing price of shares or ADRs of the Company at B3 or NYSE, respectively, at the trading session immediately before the end of such vesting periods. The Share Appreciation Rights granted do not concern the delivery, subscription or acquisition of shares or ADRs, and, therefore, will not ascribe to the beneficiary the condition of shareholder of the Company or to any right or prerogative as a result of such condition. The benefits ascribed to the granting of Share Appreciation Rights shall be considered as variable compensation.

Stock Plan

The Company implemented a Stock Plan, approved by the Extraordinary Shareholders’ Meeting held on April 29, 2016, amended by the Extraordinary Shareholders’ Meeting held on April 24, 2020, under which certain employees and members of the management of the Company or its subsidiaries, direct or indirect, are eligible to receive shares of the Company including in the form of ADRs, in the event of persons living outside Brazil. The shares that are subject to the Stock Plan are designated “Restricted Shares”.

The Board of Directors has broad powers of organization and management of the Stock Plan, in accordance with its general terms and conditions, and must establish the terms and conditions applicable to each Restricted Shares program (Share-Based Payment Program - “Stock Programs”), which, for its turn, sets the terms and conditions specific to the participants of that program, including the conditions and procedures for transferring the Restricted Shares and rules applicable in case of termination of the employment contract. In 2021, the Board of Directors delegated to COF the responsibility for monitoring and approving matters related to the Stock Plan with regard to employees in general, provided that approvals involving members of the management and/or presidents of Company’s business units remain under Board of Directors’ sole responsibility.

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Under the Stock Plan, the participants may receive up to 3% of shares corresponding to the Company’s capital stock, and the delivery of the Restricted Shares is exempt from financial consideration.

b. main purposes of the Plan:

The main purposes of the Plan are: (a) to encourage the expansion, the success and the achievement of Company’s corporate purposes and the interests of its shareholders, allowing executives and senior employees to be owners of shares of the Company, in the terms of the Plans, encouraging this way their integration with the Company; and (b) enabling the Company to obtain and maintain, effectively, the services of its executives and senior employees by offering them the possibility of becoming shareholders of the Company, in the terms of the Plans.

The purposes of the Share Appreciation Right incentive are the same described above, aiming at encouraging the alignment of interests for the generation of value in the long term, except for the fact that there is no delivery of shares.

c. how does these plans contribute to these objectives:

The possibility of acquiring or receiving shares issued by the Company under advantageous conditions provided for in the Plans allows the introduction of considerable incentives for the employees and management of the Company to commit to create value over the long term, seeking the future appreciation of shares. In addition, it allows the employees and the managers of the Company to join the interests of the shareholders, the corporate purposes and the growth plans of the Company, maximizing their results. Also, the adopted model expects to be efficient as a mechanism of retention of the key employees and managers due to, mainly, the sharing of the appreciation of the Company’s shares.

d. how does the Plan fit into the Company compensation policy:

The Plans and the incentive of the Share Appreciation Rights promote the direct commitment of the respective beneficiaries or participants, as the case may be, with the performance of the Company in the medium and long term, once the most substantial portion of asset increase is connected to said performance.

In addition, the Option Plan contains elements that encourage the commitment of beneficiaries by giving them the option to allocate their own funds to purchase shares. Additionally, the Plans and the Share Appreciation Rights incentive stimulate the continued employment of executives that the Company deems highly strategic to its business and activities, upon the granting of an attractive variable compensation additional in the long or very long term.

e. how does the Plan aligns the interests of the management with those of the Company in the short, medium and long term:

The options granted under the Option Plan provide for mechanisms that enable lining up the interests of the management in different time horizons. In the short term, the managers participating in the Option Plan are encouraged to contribute to high earnings of the Company, since, at the end of the respective grace periods, when the beneficiaries become owners of the shares of the Company, they will also have the right to receive dividends. Regarding the medium and long term, the models used by the Company to grant stock options allow the allocation of a percentage of the beneficiary’s share on the results to the immediate exercise of the options which will give right to shares that will be subject to restrictions on transfer and delivery contingent upon continued employment of the beneficiary with the Company. For this reason, beneficiaries are expected to have their interests aligned with expectations of appreciation of the shares of the Company in the medium and long term, once the relevant shares will be subject to a lock-up, that is, a period during which they cannot be transferred (please refer to item “l” below). In addition, there are granting models in which the options granted to the beneficiaries are subject to a vesting period during which such shares may not be exercised and, therefore, convertible into shares. Therefore, the granting of options with said characteristics serves as a powerful incentive to align the interests of employees with those of the management of the Company in the long term, due to the possibility of expressive gains in the event of appreciation of the stocks of the Company.

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In the case of the Share Appreciation Rights incentive, grants are essentially designed to align interests in the long and very long term. Any amounts may only be paid by the Company to the beneficiary after the applicable vesting period of five or ten years, then encouraging a sustainable value generation over the time, and primarily encouraging continued employment of executives deemed strategic or of high potential in relation to the Company’s long-term targets for a term of five to ten years (depending on the program).

The same logic is applicable to the Stock Plan, programs of which the participants only receive the shares after long vesting periods and, further, conditioned to the continuance of the participant in the Company.

f. maximum number of shares covered:

The Option Plan does not provide for a maximum number of options potentially covered by the plan. Nevertheless, the Stock Plan provides for that the global amount of shares to be granted to employees and managers of the Company is up to 3.0% of shares representing the Company’s capital stock.

On December 31, 2021, the maximum number of shares covered by options not yet exercised, in relation to the members of the Board of Officers and the Board of Directors, totaled 13,246,489 common shares issued by the Company, already including the effects of the dilution resulting from the exercise of all options under all programs within the scope of the outstanding Option Plan.

g. maximum number of options to be granted:

The Option Plan does not provide the maximum number of options potentially covered by the plan, it being incumbent upon the Board of Directors to establish the options upon the approval of each program.

Considering that each option ensures to the beneficiary the right to acquire a common share of the Company, the quantity of granted options is connected to the dilution limit described in the second paragraph of item “f” above”. On December 31, 2021, this amount corresponds, in relation to the members of the Board of Directors and Board of Officers, to 13,246,489 options within the scope of all programs in the Option Plan.

This item does not apply to the Stock Plan and the Share Appreciation Rights incentive.

h. conditions to acquire shares:

In the Company’s programs named Programs 2015.1, 2015.2, 2015.3, 2016.1, 2016.2, 2016.3, 2017.1, 2017.2, 2017.4, 2018.1, 2018.2, 2018.4, 2019.1, 2019.2, 2019.4, 2019.5, 2020.1, 2021.1 and 2022.1, all within the Scope of the Option Plan, two types of grant were awarded, as follows: (i) in one type of grant, the exercise price of the options must be paid on demand on the grant date (or within five business days), although a substantial part of the shares acquired, after the exercise, will be subject to a lock-up period of two to ten years (depending on the program) as of the exercise date; and (ii) in the other type of grant, a beneficiary may only exercise his/her options after a vesting period of five years, upon payment of exercise price on demand, in consideration for the delivery of shares. Under this new model the exercise of options is not conditioned to meeting the Company’s performance targets.

The Share Appreciation Rights incentive does not involve exactly the acquisition of shares. The cash payment by the Company to the beneficiary of the amounts determined based on market prices of shares or ADRs issued by the Company is subject to continued employment with the Company for a term of five years for lot A and ten years for lot B, and it is not contingent upon the Company meeting performance targets.

In the Programs 2018.1, 2018.3, 2018.4, 2019.1, 2019.3, 2019.6, 2020.1, 2020.3A, 2020.3B, 2020.5, 2020.8, 2021.2, 2021.7, 2021.9 and 2021.12, within the scope of the Stock Plan, the granting was made free of charges and the shares will only be transferred to the participants after the vesting period of three or five years, as the case may be, and provided that the participant maintains the employment/statutory bond with the Company until the end of said term. There is no binding of the participants to the reaching of the Company’s performance goals.

i. criteria to set the acquisition or exercise price:

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The price of the exercise of the shares arising from the Programs 2015.1, 2015.2, 2015.3, 2016.1, 2016.2, 2016.3, 2017.1, 2017.2, 2017.4, 2018.1, 2018.2, 2018.4, 2019.1, 2019.2, 2019.4, 2019.5, 2020.1, 2021.1 and 2022.1, all in the scope of the Option Plan, corresponds to the closing price of the Company’s stocks traded at B3 on the trading session immediately before the grant date, traded at B3, and a discount may be applied depending on the program.

The Share Appreciation Rights incentive does not involve the acquisition of shares, but rather the payment of a cash amount by the Company to the beneficiary. Such amount is determined at the end of the vesting period applicable to each lot, based on the closing price of Company’s shares or ADRs on the trading session of B3 or NYSE, as applicable, immediately before the date of payment. Each Share Appreciation Right shall correspond to the right related to one share or ADR, as applicable.

In the Programs 2018.1, 2018.3, 2018.4, 2019.1, 2019.3, 2019.6, 2020.1, 2020.3A, 2020.3B, 2020.5, 2020.8, 2021.2, 2021.7, 2021.9 and 2021.12, within the scope of the Stock Plan, the granting of shares shall be made free of charge to the participants, under the terms of the Stock Plan and of the relevant program.

j. criteria to set the final term for exercise:

Within the scope of the Option Plan, according to the Programs 2015.1, 2015.2, 2015.3, 2016.1, 2016.2, 2016.3, 2017.1, 2017.2, 2017.4, 2018.1, 2018.4, 2019.1 and 2019.5, the lots may only be exercised (i) in full upon the execution of the option grant agreement by the beneficiary; or (ii) in a period of five years after the verification of the vesting period of the relevant options. The programs 2018.2, 2019.2, 2019.4, 2020.1, 2021.1 and 2022.1 have single lots that may be exercised, in total or in part, within 45 days from the granting date. The criteria used in the establishment of said terms takes into account the short, medium and long-term goals of this incentive form.

With regard to the Share Appreciation Rights, lot A provides for a term of five years to receive the relevant amounts, while in the case of lot B, there is a term of ten years. The main purpose of grace periods is to retain executives deemed of high potential and strategic for the business and activities of the Company, encouraging their continued employment with the Company in view of the possibility of receiving, in the long term, potentially attractive amounts linked to the value of shares issued by the Company.

Within the scope of the Stock Plan, according to the Programs 2018.1, 2018.3, 2018.4, 2019.1, 2019.3, 2019.6, 2020.1, 2020.3A, 2020.3B, 2020.5, 2020.8, 2021.2, 2021.7, 2021.9 and 2021.12 the delivery of Restricted Shares will be made after the vesting period of three to five years, as the case may be.

k. form of settlement:

In the case of the Option Plan, the Company may use treasury stocks to satisfy the exercise of options, and may, when applicable, use ADRs backed by shares issued by the Company. The Company may also issue new shares, upon an increase in capital stock, upon a resolution of the Board of Directors within the limits of authorized capital. The rule is that the exercise price must be paid on demand upon the exercise of the options within a period of up to five days as of their exercise date, depending on the program.

The Share Appreciation Rights do neither involve the effective delivery of shares, nor the payment of any amount by the beneficiary. They are settled upon the payment of the cash benefit by the Company directly to the beneficiary, immediately after the end of the relevant grace period.

Within the scope of the Stock Plan, according to the Programs 2018.1, 2018.3, 2018.4, 2019.1, 2019.3, 2019.6, 2020.1, 2020.3A, 2020.3B, 2020.5, 2020.8 and 2021.2, the Restricted Shares shall be delivered by the Company to the respective participant after the vesting period of three to five years, as the case may be. For purposes of the Stock Plan, the Company shall use existing shares held in treasury.

l. restrictions to the transfer of shares:

In the Programs 2015.1, 2015.2, 2015.3, 2016.1, 2016.2, 2016.3, 2017.1, 2017.2, 2017.4, 2018.1, 2018.2, 2018.4, 2019.1, 2019.2, 2019.4, 2019.5, 2020.1, 2021.1 and 2022.1, under terms of the Option Plan, the shares resulting from the option exercise may (i) be free and clear and may be transferred at any time, respected the preemptive right of the Company; or (ii) be subject to a lock-up of, at least, five years as of the date of the option exercise, depending on the program.

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Share Appreciation Rights incentive by the Company does not involve the l delivery of shares. Therefore, there is nothing to say about any restriction to the transfer of shares. Please note, however, that the receipt of the amounts under the share appreciation rights program is subject to the grace periods described in sub-item “h” above.

Within the scope of the Stock Plan, according to the Programs 2018.1, 2018.3, 2018.4, 2019.1, 2019.3, 2019.6, 2020.1, 2020.3A, 2020.3B, 2020.5, 2020.8, 2021.2, 2021.7, 2021.9 and 2021.12, the delivered shares will be free and clear, and may be transferred at any time, respected the preemptive right of the Company.

m. criteria and event that, once verified, will result in the suspension, amendment or termination of the Plan:

The Plans may be amended or terminated by the Board of Directors, pursuant to the terms under said Plans. Regardless of the authority of the Board of Directors, no decision may change the rights and obligations of the Company or beneficiaries or participants in force. In addition, in case of dissolution, transformation, merger, consolidation, spin-off or reorganization of the Company, the existing options will be subject to the rules established by the Board of Directors on this matter.

n. effects of withdrawal of a manager from the bodies of the Company on the rights provided under share-based compensation plan:

Pursuant to the Plans, the Board of Directors or a committee, as the case may be, shall establish, in each Program, the rules applicable to the cases of severance of Company’s beneficiaries and participants due to the termination of the employment agreement, end of term of office, dismissal or resignation from executive office, as well as to the cases of retirement, permanent disability or death of participants.

Programs (Option Plan)

- Programs 2015.1, 2015.2, 2015.3, 2016.2, 2016.3, 2017.1, 2017.4, 2018.1, 2018.4, 2019.1 and 2019.5: For these programs, in the event of termination of the beneficiary’s employment contract, the following rules shall apply, as per each described event, namely: (i) in the event of termination for cause or similar reason, renouncement or resignation or leave without pay for a period exceeding 24 months, any options not qualified to be exercised will lapse and any options already qualified to be exercised may be so within 90 days as of the severance date, after which they will be canceled; (ii) in the event of dismissal without cause or severance resulting from outsourced services, sale of affiliate company or business unit of the Company, any options not qualified to be exercised will lapse and any options already qualified to be exercised may be so within 180 days as of the severance date, after which they will be canceled; (iii) in the event of severance after a beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so, while in relation to any options not qualified to be exercised, in case severance has occurred within 24 months after the option grant, the beneficiary may only exercise his/her options on a pro rata basis if he/she has participated, upon destination of his/her variable net compensation, of other Option Programs that he/she has participated as beneficiary, conditioned to the execution of a non-compete agreement and, in case severance has occurred after 24 months, the beneficiary may exercise his/her options on a pro rata basis also conditioned to the execution of the above-mentioned non-compete agreement; (iv) in the event of severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so within their respective terms, provided that he/she executes the above-mentioned non-compete agreement if this is so resolved by the Board of Directors of the Company; and (v) in case of death or permanent disability, any options already qualified to be exercised may be so within their respective terms, and any options not yet qualified to be exercised may nevertheless be so immediately, provided, however, that the Board of Directors of the Company may, in case of permanent disability, condition such exercise to the execution of a non-compete agreement.

- Programs 2015.1, 2016.1, and 2017.2: For these programs, in the event the employment agreement or term of office of the beneficiary terminates during the vesting period, for any reason, except for the cases set forth below, the beneficiary will lose the right to receive said shares. In the event of termination of the employment contract or term of office after 24 months as of grant date, for any reason other than (a) for cause, renouncement or resignation, or (b) the events provided below: (i) the beneficiary shall be entitled to receive, always on a pro rata basis to the number of calendar months completed during which he/she has remained performing his/her functions to the Company, its subsidiaries, controlling companies and affiliates as of the date the options were granted, the shares assigned to him/her until the termination of his/her functions to the Company, its subsidiaries, controlling companies and affiliates, provided that the Board of Directors may resolve that such receipt is contingent upon the execution and performance by the beneficiary of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors; and (ii) the restrictions to the transfer of shares provided for in the program shall remain in force. In the event of severance after a beneficiary has cumulatively achieved seventy (70) years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so, while in relation to any options not qualified to be exercised: (i) in case severance has occurred within 24 months after the option grant, the beneficiary will lose his/her right to receive the shares, except if the beneficiary shall have allocated 100% of his bonus to full exercise of options in the last five years (or in such shorter period in which he/she has become eligible to participate in the Company’s Programs), in which case the beneficiary shall be entitled to receive, always on a pro rata basis to the number of calendar months completed during which he/she has remained in his/her office at the Company, its subsidiaries, controlling companies and affiliates, as of the grant date, the shares assigned to him/her until the date of termination of his/her employment with the Company, its subsidiaries, controlling companies and affiliates, provided that the Board of Directors may determine that receipt thereof shall be contingent upon the execution and performance, by the beneficiary, of a non-compete agreement with the Company; and (ii) if the severance occurred after 24 months after the granting of options, the beneficiary shall be entitled to receive, at all times proportional to the number of complete civil months which he/she remained in the performance of his/her duties to the Company, or to its controlled or controlling companies and affiliates, since the stock granting date, the shares that were attributed to him/her until the termination of their duties to the Company or to its controlling or controlled companies and affiliates, it being certain that the Board of Directors may establish that the receipt is conditioned to the execution of and compliance with the non-compete agreement with the Company by the beneficiary.

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In the event of severance after a beneficiary has cumulatively achieved 80 years (i.e., sum of his/her age and the duration of his/her service with the Company at severance date), he/she shall be entitled to receive the shares after complying with the vesting period provided for in the program. In this case, restrictions on the transfer of shares under the program shall remain force.

In case of death or permanent disability of the beneficiary – in the latter case, contingent upon the execution and performance, by the beneficiary, of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors – he/she or his/her heirs or successors, as applicable, shall be entitled to immediately receive the shares resulting from the options granted, as well as the shares already assigned in the period, all of them free and clear.

- Programs 2018.2, 2019.2, 2019.4, 2020.1, 2021.1 and 2022.1: For such programs, in the event the employment agreement or term of office of the beneficiary terminates (a) after the exercise date, for any reason, the beneficiary will remain entitled to the shares acquired under the program, as well as those acquired due to bonus, split, subscription or other acquisition form related to said shares or (b) prior to the exercise date, the beneficiary will lose right to the exercise of the options.

Share Appreciation Rights

In relation to lot A:

In the events of (i) dismissal for cause or similar reason; (ii) leave without pay for a period exceeding 24 months; (iii) renouncement or resignation; (iv) dismissal without cause; (v) severance resulting from outsourced services, sale of subsidiary, affiliate company or business unit of the Company; and (vi) severance after a beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), the Share Appreciation Rights will be canceled and terminated by operation of law.

In the events of (i) severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date); and (ii) permanent disability, the Share Appreciation Rights granted during the period starting on their grant date and ending on the severance date shall remain valid and their settlement shall comply with the vesting periods provided for in the relevant agreement, provided that receipt of the corresponding bonus shall be contingent upon the beneficiary executing and performing a non-compete agreement with the Company.

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In the event of death of the beneficiary, the Share Appreciation Rights shall be settled on a pro rata basis according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

In relation to lot B:

In the events of (i) dismissal for cause or similar reason; (ii) leave without pay for a period exceeding twenty-four (24) months; and (iii) renouncement or resignation, the Share Appreciation Rights shall be canceled and terminated by operation of law.

In the events of (i) dismissal without cause; (ii) severance resulting from outsourced services, sale of subsidiary, affiliate company or business unit of the Company; and (iii) severance after a beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), the following rules shall apply: (a) severance before the 5-year vesting period: - the Share Appreciation Rights shall be canceled and terminated by operation of law; and (b) severance between five and ten years of grant date anniversary: - the Share Appreciation Rights shall be settled on a pro rata bass according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

In the events of (i) severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date); and (ii) permanent disability, the Share Appreciation Rights granted during the period starting on the grant date and ending on severance date shall remain valid and their settlement shall comply with the vesting periods provided for in the relevant agreement, provided that receipt of the corresponding bonus shall be contingent upon the beneficiary executing and performing a non-compete agreement with the Company.

In the event of death of the beneficiary, the Share Appreciation Rights shall be settled on a pro rata basis according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

Program (Stock Plan)

- Program 2018.1, 2019.1, 2019.3 and 2020.1: For such programs, in the event the employment agreement or term of office of the participant terminates during the vesting period, for any reason, except for the events described below, the participant will lose the right to receive said shares. In the event of termination of the employment contract or term of office of the participant after 24 months as of grant date of the Restricted Shares, for any reason other than (a) termination for cause or similar reason, renouncement or resignation or leave without pay for a period exceeding 24 months, or (b) the events provided below: (i) the participant shall be entitled to receive the corresponding shares, on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the complete civil months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the Board of Directors may establish that the receipt be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company, under the terms established by the Board of Directors; and (ii) the restriction on the sale of shares, set forth in the program, will remain in effect.

In the event of severance after a participant has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), except for the events of dismissal for cause, in relation to the Restricted Shares that are not yet free to be delivered to the participant: (i) if the severance occurred 24 months after the stock grant date and the participant has participated, upon the destination of its net variable compensation (that is, total amount of the annual gratification, bonus or participation on the results, net of income tax and other levied charges), of all stock option programs of the Company approved by the Board of Directors of the Company in which his/her name appeared in the list of beneficiaries in the 5 years immediately prior to the severance date (or, in the event the participant has become eligible to participate in such programs less than five years from the severance date, as many years as the years the participant has become eligible), the participant shall be entitled to receive the Restricted Shares, under the terms of the program, on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the complete civil months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the Board of Directors may establish that the receipt be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company, under the terms established by the Board of Directors; and (ii) if the severance occurs after 24 months subsequent to the grant date of shares, the participant shall be entitled to receive the Restricted Shares, under the terms of the program, on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the complete civil months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the program, will remain in effect.

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In the event of severance after a participant has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), except for the events of dismissal for cause, the participant will receive the Restricted Shares that are not yet free to delivery, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company. In this case, the restriction on the sale of shares, set forth in the program, will remain in effect.

In case of death or permanent disability, the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program, it being certain that in the event of permanent disability, the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company. In case of death, all shares will be free and clear for sale at any moment. In case of permanent disability, the restriction on the sale of shares, set forth in the program, will remain in effect.

- Program 2018.3: For this program, in the event the employment agreement or term of office of the participant terminates during the vesting period, for any reason, the participant will lose the right to receive said Restricted Shares, except for the events provided for as follows: In the event of severance by direct termination without case, in relation to the Restricted Shares that are not yet free to be delivered to the participant: (1) if (a) the severance has occurred before 24 months after granting, and (b) the participant has participated, through the allocation of part or all of its net variable remuneration (i.e., annual gratification, bonus or participation on the results, net of income tax and other levied charges) of all the Company’s stock option programs approved by the Company’s Board of Directors in which its name has been included in the list of beneficiaries in the 5 years immediately prior to its severance (or if the participant has become eligible to participate in such programs for less than 5 years, as many years as the years the participant has become eligible), the participant will receive Restricted Shares pro rata equivalent to the result of the Restricted Shares held by the participant on the date of severance multiplied by the complete civil months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the Board of Directors may establish that the receipt be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company, under the terms established by the Board of Directors, and (2) if the severance occurred 24 months after the stock grant date, the participant will receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the complete civil months of employment or term of office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the receipt will be conditioned to the execution and compliance with a non-compete agreement, by the participant with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the program, will remain in effect.

In case of death or permanent disability, the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program, it being certain that in the event of permanent disability, the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant with the Company. In case of death, all shares will be free and clear for sale at any moment. In case of permanent disability, the restriction on the sale of shares, set forth in the program, will remain in effect.

20

- Program 2018.4: For this program, in the event the employment agreement or term of office of the participant terminates during the vesting period, for any reason, the participant will lose the right to receive said Restricted Shares, except for the events provided for as follows: (i) severance (1) by direct termination without case, or (2) after a participant has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date): except for the events of dismissal for cause, in relation to the Restricted Shares that are not yet free to be delivered to the participant: (i) if (a) the severance occurred within 24 months after the granting and (b) the participant has participated, upon the destination of part or all its net variable compensation (i.e., annual gratification, bonus or participation on the results, net of income tax and other levied charges), of all stock option programs of the Company approved by the Board of Directors of the Company in which his/her name appeared in the list of beneficiaries in the 5 years immediately prior to the severance date (or, in the event the participant has become eligible to participate in such programs in less than five years from the severance date, as many years as the years the participant has become eligible), the participant shall receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the number of complete civil months of employment or term of office by the period between the grant date and the relevant termination of the relation with the Company (which will always be less than 60 months), divided by 60, it being certain that the receipt will be conditioned to the execution and compliance of a non-compete agreement by the participant with the Company, under the terms established by the Board of Directors; and (ii) if the severance has occurred after 24 months from the shares grant date, the participant shall receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the number of complete civil months of employment or term of office by the period between the grant date and the relevant termination of the relationship with the Company (which will always be less than 60 months), divided by 60, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the program, will remain in effect.

In the event of severance after a participant has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), except for the events of dismissal for cause, the participant will receive the Restricted Shares that are not yet free to delivery, it being certain that that the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant with the Company. In this case, the restriction on the sale of shares, set forth in the program, will remain in effect.

In case of death or permanent disability, the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program, it being certain that in the event of permanent disability, the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant with the Company. In case of death, all shares will be free and clear for sale at any moment. In case of permanent disability, the restriction on the sale of shares, set forth in the program, will remain in effect.

- Program 2019.6: For this program, in the event the employment agreement or term of office of the participant terminates during the vesting period, for any reason, the participant will lose the right to receive said Restricted Shares, except for the events provided for as follows: In the case of (i) severance by direct termination without cause, in relation to the Restricted Shares that are not yet free to be delivered to the participant: (1) if (a) the severance occurred within 24 months after the granting and (b) the participant has participated, upon the destination of part or all its net variable compensation (i.e., annual gratification, bonus or profit sharing, net of income tax and other levied charges), of all stock option programs of the Company approved by the Board of Directors of the Company in which his/her name appeared in the list of beneficiaries in the 5 years immediately prior to the severance date (or, in the event the participant has become eligible to participate in such programs less than five years from the severance date, as many years as the years the participant has become eligible), the participant shall receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the complete civil months of employment or term of office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the Board of Directors may establish that the receipt be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company, under the terms established by the Board of Directors; and (2) if the severance occurs after 24 months subsequent to the grant date of shares, the participant shall be entitled to receive the Restricted Shares and the additional shares, under the terms of the program, on a pro rata basis corresponding to the result of Restricted Shares and additional shares owned by the participant on the severance date, multiplied by the complete civil months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the program, will remain in effect.

21

In case of death, the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program, it being certain that in the event of permanent disability, the receipt shall be conditioned to the lapse of the grace period and to the execution and compliance with a non-compete agreement, by the participant with the Company. In case of death, all shares will be free and clear for sale at any moment. In case of permanent disability, the restriction on the sale of shares, set forth in the program, will remain in effect.

- Programs 2020.3A, 2020.8, 2021.7 and 2021.12: For these programs, in the event the employment agreement or term of office of the participant terminates during the vesting period, for any reason, the participant will lose the right to receive said Restricted Shares, except in the following events: severance after a participant has cumulatively achieved 70 years (i.e., sum of his/her age and the duration of his/her service to the Company at severance date): except for the events of dismissal for cause, in relation to the Restricted Shares that are not yet free to be delivered to the participant: (i) if (a) the severance has occurred within 24 months after the grant, and (b) the participant has participated, upon the destination of part or all of its net variable compensation (i.e., annual gratification, bonus or participation on the results, net of income tax and other levied charges), of all stock option programs of the Company approved by the Board of Directors of the Company in which his/her name appeared in the list of beneficiaries in the 5 years immediately prior to the severance date (or, in the event the participant has become eligible to participate in such programs with less than five years from the severance date, as many years as the years the participant has become eligible), the participant shall receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares “A” owned by the participant on the severance date, multiplied by the number of complete civil months of employment or term of office by the period between the grant date and the relevant termination of the relationship with the Company (which will always be less than 60 months), divided by 36, it being certain that the receipt be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company, under the terms established by the Board of Directors; and (ii) if the severance occurs after 24 months subsequent to the shares’ grant date, the participant shall be entitled to receive the Restricted Shares, on a pro rata basis corresponding to the result of Restricted Shares “B” owned by the participant on the severance date, multiplied by the number of complete civil months of employment or term of office by the period between the grant date and the relevant termination of the relationship with the Company (which will always be less than 60 months), divided by 60, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant, with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the program, will remain in effect.

In the event of severance after a participant has cumulatively achieved 80 years (i.e., sum of his/her age and the duration of his/her service to the Company at severance date), except for the events of dismissal for cause, the participant will receive the Restricted Shares that are not yet free to delivery, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant, with the Company. In this case, the restriction on the sale of shares, set forth in the program, will remain in effect.

In case of death: the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program and all shares will be free and clear for sale at any moment. In case of permanent disability: the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company and the restriction on the sale of shares, set forth in the program, will remain in effect.

- Programs 2020.3B and 2021.9: For these programs, in the event the employment agreement or term of office of the participant terminates during the vesting period, for any reason, the participant will lose the right to receive said Restricted Shares, except in the following events: (i) severance after a participant has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date): except for the events of dismissal for cause, in relation to the Restricted Shares that are not yet free to be delivered to the participant: (i) if (a) the severance occurred within 24 months after the grant and (b) the participant has participated, upon the destination of part or all its net variable compensation (i.e., annual gratification, bonus or participation on the results, net of income tax and other levied charges), of all stock option programs of the Company approved by the Board of Directors of the Company in which his/her name appeared in the list of beneficiaries in the 5 years immediately prior to the severance date (or, in the event the participant has become eligible to participate in such programs with less than five years from the severance date, as many years as the years the participant has become eligible), the participant shall receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the number of complete civil months of employment or term of office by the period between the grant date and the relevant termination of the relationship with the Company (which will always be less than 60 months), divided by 60, it being certain that the receipt will be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company, under the terms established by the Board of Directors; and (ii) if the severance occurs after 24 months subsequent to the grant date of shares, the participant shall be entitled to receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares owned by the participant on the severance date, multiplied by the number of complete civil months of employment or term of office by the period between the grant date and the relevant termination of the relationship with the Company (which will always be less than 60 months), divided by 60, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the program, will remain in effect.

22

In the event of severance after a participant has cumulatively achieved 80 years (i.e., sum of his/her age and the duration of his/her service with the Company at severance date), except for the events of dismissal for cause, the participant will receive the Restricted Shares that are not yet free to delivery, it being certain that that the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company. In this case, the restriction on the sale of shares, set forth in the program, will remain in effect.

In case of death, the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program and all shares will be free and clear for sale at any moment. In case of permanent disability, the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company and the restriction on the sale of shares, set forth in the program, will remain in effect.

- Program 2020.5: For this program, in the event the employment agreement or term of office of the participant terminates during the vesting period, for any reason, the participant will lose the right to receive said Restricted Shares, except in the case of death, in which the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program and all shares will be free and clear for sale at any moment. In case of permanent disability, the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company and the restriction on the sale of shares, set forth in the program, will remain in effect.

23

- Programs 2021.2 and 2022.1: For such programs, in the event the employment agreement or term of office of the participant terminates during the vesting period, for any reason, except for the events described below, the participant will lose the right to receive said shares. In the event of severance after a participant has cumulatively achieved 70 years (i.e., sum of his/her age and the duration of his/her service to the Company at severance date): except for the events of dismissal for cause, in relation to the Restricted Shares that are not yet free to be delivered to the participant: (i) if (a) the severance has occurred within 24 months after the grant, and (b) the participant has participated, upon the destination of part or all of its net variable compensation (i.e., annual gratification, bonus or participation on the results, net of income tax and other levied charges), of all stock option programs of the Company approved by the Board of Directors of the Company in which his/her name appeared in the list of beneficiaries in the 5 years immediately prior to the severance date (or, in the event the participant has become eligible to participate in such programs with less than five years from the severance date, as many years as the years the participant has become eligible), the participant shall receive the Restricted Shares on a pro rata basis corresponding to the result of Restricted Shares “A” owned by the participant on the severance date, multiplied by the number of complete civil months of employment or term of office by the period between the grant date and the relevant termination of the relationship with the Company (which will always be less than 60 months), divided by 36, it being certain that the receipt be conditioned to the execution and compliance with a non-compete agreement by the participant with the Company, under the terms established by the Board of Directors; and (ii) if the severance occurs after 24 months subsequent to the shares’ grant date, the participant shall be entitled to receive the Restricted Shares, on a pro rata basis corresponding to the result of Restricted Shares “B” owned by the participant on the severance date, multiplied by the number of complete civil months of employment or term of office by the period between the grant date and the relevant termination of the relationship with the Company (which will always be less than 60 months), divided by 60, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant, with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the program, will remain in effect.

In the event of termination of the employment contract or term of office of the participant after 24 months as of grant date of the Restricted Shares, for any reason other than (a) termination for renouncement or resignation, for cause or similar reason, or (b) the events provided above, the participant shall be entitled to receive the corresponding shares, on a pro rata basis corresponding to the result of Restricted Shares “A” and/or Restricted Shares “B” owned by the participant on the severance date, multiplied by the same formula set forth above for the hypothesis of severance after the cumulatively achievement of 70 years by the participant (i.e. number of completed civil months on the job or in office multiplied by the period between the grant date and the relevant termination of the relationship with the Company, divided by 36 or 60, as applicable), it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement by the participant, with the Company, under the terms established by the Board of Directors and that the restriction on the sale of shares, set forth in the program, will remain in effect in both cases.

In the event of severance after a participant has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), except for the events of dismissal for cause, the participant will receive the Restricted Shares that are not yet free to delivery, it being certain that the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company. In this case, the restriction on the sale of shares, set forth in the program, will remain in effect.

In case of death or permanent disability, the participant (or his heirs or successors) will immediately receive the Restricted Shares that are not yet free to be delivered under the program, it being certain that in the event of permanent disability, the receipt shall be conditioned to the execution and compliance with a non-compete agreement, by the participant, with the Company. In case of death, all shares will be free and clear for sale at any moment. In case of permanent disability, the restriction on the sale of shares, set forth in the program, will remain in effect.

24

13.5 - Share-based compensation

Share-based compensation estimated for the current fiscal year 12/31/2022 (*)

	Board of Directors	Board of Officers
No. of Members	12.00	14.00
No. of members receiving compensation	7.00	11.00
Weighted average exercise price:
(a) Options outstanding in the beginning of fiscal year	17.80	18.01
(b) Options lost during the fiscal year	N/A	N/A
(c) Options exercised during the fiscal year	N/A	N/A
(d) Options expired during the fiscal year	N/A	N/A
Potential dilution upon exercise of all options granted	0.0303%	0.0486%

Share-based compensation – fiscal year ended on 12/31/2021

	Board of Directors	Board of Officers
No. of Members	12.00	13.00
No. of members receiving compensation	7.00	11.00
Weighted average exercise price:
(a) Options outstanding in the beginning of fiscal year	17.26	17.75
(b) Options lost during the fiscal year	0.00	0.00
(c) Options exercised during the fiscal year	11.97	11.97
(d) Options expired during the fiscal year	0.00	11.97
Potential dilution upon exercise of all options granted	0.0329%	0.0512%

Share-based compensation – fiscal year ended on 12/31/2020

	Board of Directors	Board of Officers
No. of Members	13.00	11.77
No. of members receiving compensation	10.00	11.00
Weighted average exercise price:
(a) Options outstanding in the beginning of fiscal year	15.53	16.97
(b) Options lost during the fiscal year	0.00	0.00
(c) Options exercised during the fiscal year	2.13	6.61
(d) Options expired during the fiscal year	0.00	5.80
Potential dilution upon exercise of all options granted	0.0394%	0.0535%
25

Share-based compensation – fiscal year ended on 12/31/2019

	Board of Directors	Board of Officers
No. of Members	13.00	10.92
No. of members receiving compensation	10.00	11.00
Weighted average exercise price:
(a) Options outstanding in the beginning of fiscal year	14.51	13.69
(b) Options lost during the fiscal year	0.00	0.00
(c) Options exercised during the fiscal year	0.00	10.66
(d) Options expired during the fiscal year	0.00	0.00
Potential dilution upon exercise of all options granted	0.0517%	0.0760%

26

For each grant recognized in income for the past three fiscal years and the current fiscal year

Current Fiscal Year (*)	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers
Stock Options
Grant Date	02/10/2017	02/10/2017	12/01/2017	12/01/2017	02/22/2018	02/22/2018	12/03/2018	12/03/2018
Number of Options Granted	-	-	498,976	1,168,524	-	-	904,931	1,104,232
Vesting Period	02/10/2022	02/10/2022	12/01/2022	12/01/2022	02/22/2023	02/22/2023	12/03/2023	12/03/2023
Maximum term for exercise of the Options	02/10/2027	02/10/2027	12/01/2027	12/01/2027	02/22/2028	02/22/2028	12/03/2028	12/03/2028
Lock-up Period	N/A	N/A	N/A	NA	N/A	NA	NA	NA
Fair value of options on grant date	-	-	3,380,012.82	7,915,463.08	-	-	4,763,509.55	5,812,619.61

Current Fiscal Year (*) Cont. I	Board of Directors	Board of Officers	Board of Directors	Board of Officers
Stock Options
Grant Date	02/21/2019	02/21/2019	12/02/2019	12/02/2019
Number of Options Granted	-	347,315	1,177,659	2,308,768
Vesting Period	02/21/2024	02/21/2024	12/02/2024	12/02/2024
Term for exercise of the Options	02/21/2029	02/21/2029	12/02/2029	12/02/2029
Lock-up Period	N/A	N/A	N/A	N/A
Fair value of options on grant date	-	1,865,198.00	4,759,598.48	9,331,061.59

12/31/2021	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers
Stock Options
Grant Date	12/01/2016	12/01/2016	12/22/2016	12/22/2016	02/10/2017	02/10/2017	12/01/2017	12/01/2017
Number of Options Granted	554,550	839,269	-	-	-	-	498,976	1,168,524
Vesting Period	12/01/2021	12/01/2021	12/22/2021	12/22/2021	02/10/2022	02/10/2022	12/01/2022	12/01/2022
Term for exercise of the Options	12/01/2026	12/01/2026	12/22/2026	12/22/2026	02/10/2027	02/10/2027	12/01/2027	12/01/2027
Lock-up Period	N/A	N/A	N/A	NA	N/A	NA	NA	NA
Fair value of options on grant date	3,347,631.89	5,066,384.76	-	-	-	-	3,380,012.82	7,915,463.08

12/31/2021 Cont. I	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers
Stock Options
Grant Date	02/22/2018	02/22/2018	12/03/2018	12/03/2018	02/21/2019	02/21/2019	12/02/2019	12/02/2019
Number of Options Granted	-	-	904,931	1,104,232	-	347,315	1,177,659	2,308,768
Vesting Period	02/22/2023	02/22/2023	12/03/2023	12/03/2023	02/21/2024	02/21/2024	12/02/2024	12/02/2024
Term for exercise of the Options	02/22/2028	02/22/2028	12/03/2028	12/03/2028	02/21/2029	02/21/2029	12/02/2029	12/02/2029
Lock-up Period	N/A	N/A	N/A	NA	N/A	NA	NA	NA
Fair value of options on grant date	-	-	4,763,509.55	5,812,619.61	-	1,865,198.00	4,759,598.48	9,331,061.59

(*) Based on the best estimate of Company’s management based on data for current fiscal year.

27

12/31/2020	Board of Directors	Board of Officers	Board of Officers	Board of Directors	Board of Officers	Board of Directors
Stock Options
Grant Date	12/01/2015	12/01/2015	12/22/2015	12/01/2016	12/01/2016	12/01/2017
Number of Options Granted	583,155	432,352	263,920	640,888	839,269	619,168
Vesting Period	12/01/2020	12/01/2020	12/22/2020	12/01/2021	12/01/2021	12/01/2022
Term for exercise of the Options	12/01/2025	12/01/2025	12/22/2025	12/01/2026	12/01/2026	12/01/2027
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	4,664,391	3,458,186.85	1,991,543.26	3,868,825.36	5,066,384.76	4,194,181.24

12/31/2020 Cont. I	Board of Officers	Board of Directors	Board of Officers	Board of Officers	Board of Directors	Board of Officers
Stock Options
Grant Date	12/01/2017	12/03/2018	12/03/2018	02/21/2019	12/02/2019	12/02/2019
Number of Options Granted	1,168,524	858,080	1,104,232	347,315	1,141,452	2,308,768
Vesting Period	12/01/2022	12/03/2023	12/03/2023	02/21/2024	12/02/2024	12/02/2024
Term for exercise of the Options	12/01/2027	12/03/2028	12/03/2028	02/21/2029	12/02/2029	12/02/2029
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	7,915,463.08	4,516,888	5,812,619.61	1,865,198.00	4,613,265.13	9,331,061.59

28

12/31/2019	Board of Directors	Board of Officers	Board of Officers	Board of Directors	Board of Officers	Board of Officers
Stock Options
Grant Date	12/01/2014	12/01/2014	12/22/2014	12/01/2015	12/01/2015	12/22/2015
Number of Options Granted	903,038	418,952	155,045	583,155	385,083	505,918
Vesting Period	12/01/2019	12/01/2019	12/22/2019	12/01/2020	12/01/2020	12/22/2020
Term for exercise of the Options	12/01/2024	12/01/2024	12/22/2024	12/01/2025	12/01/2025	12/22/2025
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of options on grant date	5,501,997	2,552,575.51	944,652.54	4,664,391.41	3,080,103.64	3,817,662.86

12/31/2019 Cont. I	Board of Directors	Board of Officers	Board of Officers	Board of Officers	Board of Directors	Board of Officers
Stock Options
Grant Date	12/01/2016	12/01/2016	12/22/2016	02/10/2017	12/01/2017	12/01/2017
Number of Options Granted	640,888	846,178	292,226	454,902	619,168	1,153,375
Vesting Period	12/01/2021	12/01/2021	12/22/2021	02/10/2022	12/01/2022	12/01/2022
Term for exercise of the Options	12/01/2026	12/01/2026	12/22/2026	02/10/2027	12/01/2027	12/01/2027
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of options on grant date	3,868,825.36	5,108,092.07	1,665,447.22	2,501,834.63	4,194,181.24	7,812,845.29
12/31/2019 Cont. II	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Officers	Board of Directors
Stock Options
Grant Date	02/22/2018	02/22/2018	12/03/2018	12/03/2018	02/21/2019	12/02/2019
Number of Options Granted	229,367	550,481	858,080	1,298,165	903,019	1,141,452
Vesting Period	02/22/2023	02/22/2023	12/03/2023	12/03/2023	02/21/2024	12/02/2024
Term for exercise of the Options	02/22/2028	02/22/2028	12/03/2028	12/03/2028	02/21/2029	12/02/2029
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of options on grant date	1,627,748.03	3,906,596.69	4,516,888.33	6,833,472.79	4,849,514.79	4,613,265.13

12/31/2019 Cont. III	Board of Officers
Stock Options
Grant Date	12/02/2019
Number of Options Granted	2,466,103
Vesting Period	12/02/2024
Term for exercise of the Options	12/02/2029
Lock-up Period	N/A
Fair value of options on grant date	9,966,942.96

Note: Whenever necessary, the number of options granted and fair value were adjusted to reflect all stock splits that took place within the relevant period.

29

Calculation log of the potential dilution resulting from the exercise of options

The potential dilution mentioned in the tables above and represented in the table below considers that 100% of the options granted to the members of the Board of Directors and the Board of Officers are exercised on the base date of this Exhibit A.IV, this is to say, December 31, 2021, and that the Company issues new shares as a result thereof, that is, it does not consider the use of any shares held in treasury. The dilution is calculated by the ratio between the number of new shares issued and the total number of shares of the capital stock after such issuance.

Body	Grant Date	Number of Options	Shares of the Capital Stock at the End of the Year (12/31/2021)	Potential dilution if all options are exercised
Board of Directors	04/27/2006	-	15,744,452,169	0.00000%
	04/30/2007	-	15,744,452,169	0.00000%
	04/30/2008	-	15,744,452,169	0.00000%
	03/30/2009	-	15,744,452,169	0.00000%
	08/28/2009	-	15,744,452,169	0.00000%
	03/30/2010	-	15,744,452,169	0.00000%
	08/19/2010	-	15,744,452,169	0.00000%
	11/30/2010	-	15,744,452,169	0.00000%
	06/27/2011	-	15,744,452,169	0.00000%
	06/27/2011	-	15,744,452,169	0.00000%
	10/25/2011	-	15,744,452,169	0.00000%
	10/25/2011	-	15,744,452,169	0.00000%
	11/30/2011	-	15,744,452,169	0.00000%
	12/21/2011	-	15,744,452,169	0.00000%
	12/21/2011	-	15,744,452,169	0.00000%
	12/21/2011	-	15,744,452,169	0.00000%
	11/30/2012	409,970	15,744,452,169	0.00260%
	12/20/2012	-	15,744,452,169	0.00000%
	12/02/2013	496,963	15,744,452,169	0.00316%
	12/19/2013	-	15,744,452,169	0.00000%
	12/01/2014	620,152	15,744,452,169	0.00394%
	12/22/2014	-	15,744,452,169	0.00000%
	12/01/2015	523,535	15,744,452,169	0.00333%
	12/22/2015	-	15,744,452,169	0.00000%
	12/01/2016	554,550	15,744,452,169	0.00352%
	12/22/2016	-	15,744,452,169	0.00000%
	02/10/2017	-	15,744,452,169	0.00000%
	12/01/2017	498,976	15,744,452,169	0.00317%
	02/22/2018	-	15,744,452,169	0.00000%
	12/03/2018	904,931	15,744,452,169	0.00575%
	02/21/2019	-	15,744,452,169	0.00000%
	12/02/2019	1,177,659	15,744,452,169	0.00748%
Board of Officers	04/27/2006	-	15,744,452,169	0.00000%
	04/30/2007	-	15,744,452,169	0.00000%
	04/30/2008	-	15,744,452,169	0.00000%
	03/30/2009	-	15,744,452,169	0.00000%
	08/28/2009	-	15,744,452,169	0.00000%
	03/30/2010	-	15,744,452,169	0.00000%
	08/19/2010	-	15,744,452,169	0.00000%
	11/30/2010	-	15,744,452,169	0.00000%
	06/27/2011	-	15,744,452,169	0.00000%
	06/27/2011	-	15,744,452,169	0.00000%
	10/25/2011	-	15,744,452,169	0.00000%
	10/25/2011	-	15,744,452,169	0.00000%
	11/30/2011	-	15,744,452,169	0.00000%
	12/21/2011	-	15,744,452,169	0.00000%
	12/21/2011	-	15,744,452,169	0.00000%
	12/21/2011	-	15,744,452,169	0.00000%
	11/30/2012	247,560	15,744,452,169	0.00157%
	12/20/2012	159,180	15,744,452,169	0.00101%
	12/02/2013	270,655	15,744,452,169	0.00172%
	12/19/2013	212,257	15,744,452,169	0.00135%
	12/01/2014	439,930	15,744,452,169	0.00279%
	12/22/2014	265,791	15,744,452,169	0.00169%
	12/01/2015	432,352	15,744,452,169	0.00275%
	12/22/2015	263,920	15,744,452,169	0.00168%
	12/01/2016	839,269	15,744,452,169	0.00533%
	12/22/2016	-	15,744,452,169	0.00000%
	02/10/2017	-	15,744,452,169	0.00000%
	12/01/2017	1,168,524	15,744,452,169	0.00742%
	02/22/2018	-	15,744,452,169	0.00000%
	12/03/2018	1,104,232	15,744,452,169	0.00701%
	02/21/2019	347,315	15,744,452,169	0.00221%
	12/02/2019	2,308,768	15,744,452,169	0.01466%
(1)	When required, the number of options and fair value were adjusted to reflect the stock splits consummated in the period.
(2)	According to the accounting method of predecessor cost adopted by Ambev S.A., data related to periods before 2014 related to Companhia de Bebidas das Américas – Ambev historical information.
30

13.6 - Outstanding options

12/31/2021	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers

Number of members	12,00	13,00	12,00	13,00	12,00	13,00	12,00	13,00	12,00	13,00
No. of members receiving compensation	1	6	0	2	2	6	3	2	4	7
Grant Date	11/30/12	11/30/12	12/20/12	12/20/12	12/02/13	12/02/13	12/19/13	12/19/13	12/01/14	12/01/14
Options not qualified for exercise
Number of Options	-	-	-	-	-	-	-	-	-	-
Date on which they may be exercised	11/30/2017	11/30/17	-	12/20/17	12/02/2018	12/02/18	-	12/19/18	12/01/2019	12/01/19
Maximum term for exercise	11/30/22	11/30/22	-	12/20/22	12/02/23	12/02/23	-	12/19/23	12/01/24	12/01/24
Lock-up Period	N/A	N/A	-	N/A	N/A	N/A	-	N/A	N/A	N/A
Weighted average exercise price	17.20	17.20	-	17.84	17.56	17.56	-	16.70	16.85	16.85
Fair value of options on the last day of the fiscal year	-	-	-	-	-	-	-	-	-	-
Options qualified for exercise
Number of Options	409,970	247,560	0	159,180	496,963	270,655	0	212,257	620,152	439,930
Maximum term for exercise	11/30/22	11/30/22	12/20/22	12/20/22	12/02/23	12/02/23	12/19/23	12/19/23	12/01/24	12/01/24
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price	17.20	17.20	17.84	17.84	17.56	17.56	16.70	16.70	16.85	16.85
Fair value of options on the last day of the fiscal year	2.59	2.59	-	2.42	2.89	2.89	-	3.18	3.45	3.45
Fair value of the total of options on the last day of the fiscal year	1,062,745.36	641,737.79	-	384,536.46	1,438,348.58	783,350.54	-	674,341.88	2,140,986.81	1,518,795.92

31

12/31/2021 Cont. I	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers
Number of members	12.00	13.00	12.00	13.00	12.00	13.00	12.00	13.00	12.00	13.00
No. of members receiving compensation	0	2	5	8	0	1	4	9	0	0
Grant Date	12/22/14	12/22/14	12/01/15	12/01/15	12/22/15	12/22/15	12/01/16	12/01/16	12/22/16	12/22/16
Options not qualified for exercise
Number of Options	-	-	-	-	-	-	-	-	-	-
Date on which they may be exercised	-	12/22/19	12/01/20	12/01/20	12/22/20	12/22/20	12/01/21	12/01/21	12/22/21	12/22/21
Maximum term for exercise	-	12/22/24	12/01/25	12/01/25	12/22/25	12/22/25	12/01/26	12/01/26	12/22/26	12/22/26
Lock-up Period	-	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price	-	16.85	18.64	18.64	18.00	18.00	17.15	17.15	16.34	16.34
Fair value of options on the last day of the fiscal year	-	-	-	-	-	-	-	-	-	-
Options qualified for exercise
Number of Options	0	265,791.00	523,535	432,352.00	0	263,920.00	554,550	839,269.00	0	-
Maximum term for exercise	12/22/24	12/22/24	12/01/25	12/01/25	-	12/22/25	12/01/26	12/01/26	-	12/22/26
Lock-up Period	N/A	N/A	N/A	N/A	-	N/A	N/A	N/A	-	N/A
Weighted average exercise price	16.85	16.85	18.64	18.64	-	18.00	17.15	17.15	-	16.34
Fair value of options on the last day of the fiscal year	-	3.77	3.35	3.35	-	3.54	4.08	4.08	-	-
Fair value of the total of options on the last day of the fiscal year	-	1,001,059.33	-	-	-	-	-	-	-	-

12/31/2021 Cont. II	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers
Number of members	12.00	13.00	12.00	13.00	12.00	13.00	12.00	13.00	12.00	13.00
No. of members receiving compensation	0	0	4	9	0	0	6	9	0	1
Grant Date	02/10/17	02/10/17	12/01/17	12/01/17	02/22/18	02/22/18	12/03/18	12/03/18	02/21/19	02/21/19
Options not qualified for exercise
Number of Options	-	-	498,976.00	1,168,524.00	-	-	904,931.00	1,104,232.00	-	347,315.00
32

Date on which they may be exercised	02/10/22	02/10/22	12/01/22	12/01/22	02/22/23	02/22/23	12/03/23	12/03/23	02/21/24	02/21/24
Maximum term for exercise	02/10/27	02/10/27	12/01/27	12/01/27	02/22/28	02/22/28	12/03/28	12/03/28	02/21/29	02/21/29
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price	16.89	16.89	20.56	20.56	22.40	22.40	16.92	16.92	18.15	18.15
Fair value of options on the last day of the fiscal year	-	-	3.35	3.35	-	-	4.08	4.08	-	3.45
Options qualified for exercise
Number of Options	0	-	0	-	0	-	0	0	-	-
Maximum term for exercise	-	02/10/27	12/01/2027	12/01/27	02/22/2028	02/22/28	03/12/2028	12/03/28	-	02/21/29
Lock-up Period	-	N/A	N/A	N/A	N/A	N/A	N/A	N/A	-	N/A
Weighted average exercise price	-	16.89	20.56	20.56	22.40	22.40	16.92	16.92	-	18.15
Fair value of options on the last day of the fiscal year	-	-	-	-	-	-	-	-	-	-
Fair value of the total of options on the last day of the fiscal year	-	-	1,670,884	3,912,950.37	-	-	3,693,238	4,506,632.09	-	1,199,055.77

12/31/2021 Cont. III	Board of Directors	Board of Officers
Number of members	12.00	13.00
No. of members receiving compensation	6	10
Grant Date	12/02/19	12/02/19
Options not qualified for exercise
Number of Options	1,177,659.00	2,308,768.00
Date on which they may be exercised	12/02/24	12/02/24
Maximum term for exercise	12/02/29	12/02/29
Lock-up Period	N/A	N/A
Weighted average exercise price	18.05	18.05
Fair value of options on the last day of the fiscal year	3.77	3.77
Options qualified for exercise
Number of Options	0	-
Maximum term for exercise	02/12/2029	02/12/29
Lock-up Period	N/A	N/A
Weighted average exercise price	18.05	18.05
33

Fair value of options on the last day of the fiscal year	-	-
Fair value of the total of options on the last day of the fiscal year	4,435,464	8,695,605.73

• Whenever necessary, the number of options granted and fair value were adjusted to reflect all stock splits that took place within the relevant period.

• According to the accounting method of predecessor cost adopted by the Company, data related to periods before 2014 relates to Companhia de Bebidas das Américas – Ambev historical information.

13.7 - Options exercised and shares transferred

(i) Amounts arising from the accounting effects provided for in CPC 10 - Share-based Payment.

December 31, 2021

	Board of Directors	Board of Officers
No. of members	12.00	13.00
No. of members receiving compensation	3.00	9.00
Options exercised (LTI)
Number of shares	532,405	226,715
Weighted average exercise price	R$11.97	R$11.97
Difference between the exercise price and the market value of the shares resulting from the options exercised	R$3,938,732.19	R$1,135,062.72
Shares transferred
Number of shares transferred	209,855	300,915
Weighted average acquisition price	18.25	18.25
Difference between the acquisition price and the market value of the shares acquired	-654,748	-938,855

December 31, 2020

	Board of Directors	Board of Officers
No. of members	13.00	11.77
No. of members receiving compensation	3.00	9.00
Options exercised (LTI)
Number of shares	910,900	241,725
Weighted average exercise price	R$ 2.13	R$ 6.61
Difference between the exercise price and the market value of the shares resulting from the options exercised	R$ 15,168,174.87	R$ 1,577,049.69
Options exercised (Bonus)
34

Number of shares	66,344	212,651
Weighted average exercise price	18.31	18.31
Difference between the exercise price and the market value of the shares resulting from the options exercised	0.00	0.00
Shares transferred
Number of shares transferred	111,140	78,512
Weighted average acquisition price	18.43	18.43
Difference between the acquisition price and the market value of the shares acquired	-647,946	-457,725

December 31, 2019

	Board of Directors	Board of Officers
No. of members	13.00	10.92
No. of members receiving compensation	2.00	9.00
Options exercised (LTI)
Number of shares	-	2,681,735
Weighted average exercise price	R$ 0.00	R$ 10.66
Difference between the exercise price and the market value of the shares resulting from the options exercised	R$ 0.00	R$ 20,537,474.10
Options exercised (Bonus)
Number of shares	66,344	337,433
Weighted average exercise price	18.63	18.63
Difference between the exercise price and the market value of the shares resulting from the options exercised	0.00	0.00
Shares transferred
Number of shares transferred	327,562	161,578
Weighted average acquisition price	16.87	16.87
Difference between the acquisition price and the market value of the shares acquired	-1,076,232	-927,683

35

13.8 - Pricing of shares/options

a. pricing model:

The fair value of the options granted under the Option Plan is determined based on Hull Binomial Pricing Model. The model is based on the assumption that price of a share in future periods may follow two possible ways: one upward and another downward. Then, a binomial tree is built in relation to the share price. The upward and downward factors are determined based on volatility of the share and the time frame between the steps in the tree. The trajectories for share price are determined until maturity. In parallel, a tree is also constructed to represent the option value per period. The option value is determined backwards, it starts from the expiration of vesting period. In the final period, the holder of the option shall decide whether to exercise the option or not.

In the case of Share Appreciation Rights, at the end of vesting period of each lot, the number of Share Appreciation Rights shall be converted into an amount equal to the closing price of shares or ADRs issued by the Company and traded at B3 or NYSE, respectively, on the trading session immediately before such term, it being certain that each Share Appreciation Rights shall correspond to one share or ADR, as applicable. There is no exercise price for the Share Appreciation Rights, which represent only an obligation of the Company to pay to the beneficiary, on the date of the expiration of the vesting periods, the amount equivalent to the market price of Company’s shares traded on B3 or ADRs traded on the NYSE, with no disbursement by the beneficiary.

For grants of deferred shares and grants under the Stock Plan, the fair value corresponds to the closing price of shares or ADR traded at B3 or NYSE, as the case may be, on the day immediately before its grant date, and a discount may be applied under certain conditions as provided in each program. For the programs under the Stock Plan, the shares will be granted free of charge after the five-year grace period and provided that the participant maintains the employment and / or statutory relationship with the Company until the end of such term, observing the other terms of the Stock Plan and of each program. For specific information about such programs, refer to item 13.4.

b. data and assumptions used in the pricing model, including the weighted average price of shares, the exercise price, the expected volatility, the duration of the option, expected dividends and risk-free interest rate:

Calculation date

According to Technical Pronouncement CPC 10 – Share-Based Payment, options must be assessed on the date of their respective grant.

Weighted average price of shares

The price of the shares of the Company taken as basis to calculate the value of the respective options is their Market Value, as defined below.

Exercise price

- Programs from 2008 to 2010

36

Lot A and lot C options (as specified in such programs) must be exercised for an exercise price corresponding to the average closing prices of shares traded at B3 over a 30-day window before grant date, or, in specific cases (e.g., to employees of subsidiaries of the Company headquartered abroad), the average closing price of ADRs traded at NYSE in the period (“Market Value”) under any specific provisions set forth in the Program. For the options belonging to lot B, the exercise price is the Market Value, applying a 10% discount. In the case of the supplementary options set forth in said programs as belonging to lot C, the amounts corresponding to dividends and interest on own capital effectively paid out by the Company on the underlying shares during the period between grant date and exercise date is deducted from the exercise price.

- Programs from 2010 to 2021

The exercise price of each option granted under the Option Plan corresponds to the closing price, in Brazilian Reais, of the Company’s shares traded on B3 in the trading session immediately prior to the grant date.

Expected volatility

The options’ expected volatility is based on historical volatility calculated since March 29, 2004. Based on the Hull Binomial Model, it is assumed that all employees would exercise their options immediately if the price of the shares of the Company would reach 2.5 times the exercise price. The Company will not use the sliding window method, in which volatility estimate is fixed length “m” (i.e., for each daily update information from the previous day is aggregated and the information of m+1 days ago is disregarded). To calculate the expected volatility, the Company used the daily stock returns of the Company. For every daily update of the calculation, information concerning that day is added to the base and no information is disregarded. Therefore, the base has mobile extension beginning on March 29, 2004 until the date of calculation.

Duration of options

- Programs from 2008 to 2010

According to the option granting model used by the Company, the options belonging to the lots A and B must be immediately exercised, since they have a duration equal to zero. The supplementary options belonging to the lot c, in turn, have a total duration of ten years, considering a five-year vesting period and a five-year exercise period.

- Programs from 2010 to 2019

Under the Option Plan, the options have a grace period of five years from the date of grant, and the beneficiary may exercise them within five years after the grace period ends, upon payment of the exercise price until five business days from the exercise date, for the delivery of the shares to be carried out, therefore, having a term of up to ten years.

Expected dividends (dividends distribution rate)

37

The dividends distribution rate represents the ratio between the dividend per share paid out over a certain period and the price of share in the market. The Company’s dividend distribution rate of 5% was calculated based on its history of dividends distribution and payment of interest on own capital.

However, in cases in which the options granted are protected in terms of dividends (programs prior to 2010), meaning that the amounts paid out as dividends and interest on own capital are deducted from their exercise price, the Company’s dividends distribution rate is zero for purposes of calculating the fair value of the options.

Risk-free interest rate

The risk-free interest rates were obtained based on the closing price of the futures contract DI1 (Future of Average Rate of One-Day Interbank Deposits) disclosed by B3 on the respective grant dates for similar maturity.

For illustrative purposes, the data explained in this item “b” was the following for the options granted in the fiscal years of 2019, 2020 and 2021:

38

OPTION PRICING MODEL

Assumptions	2021
Pricing Model	Hull Binomial
Fair value of options granted	-
Share price	-
Exercise price	-
Expected volatility	-
Vesting (years)	-
Expected dividends	-
Risk-free interest rate	-

Assumptions	2020
Pricing Model	Hull Binomial
Fair value of options granted	4.04
Share price	18.05
Exercise price	18.05
Expected volatility	22.3%
Vesting (years)	5
Expected dividends	5.0%
Risk-free interest rate	6.8%

Assumptions	2019
Pricing Model	Hull Binomial
Fair value of options granted	4.50
Share price	17.66
Exercise price	17.66
Expected volatility	23.8%
Vesting (years)	5
Expected dividends	5%
Risk-free interest rate	7.8%

Information based on the weighted average of the programs granted, exception made to the estimate on dividends and risk-free interest rate

The percentages include the stock options and ADRs granted during the fiscal year, whereas ADRs are denominated in US Dollars.

c. method used and assumptions made to incorporate the expected effects of early exercise of options:

39

Based on the Hull Binomial Model used by the Company, the immediate exercise of all options granted is assumed if the price of the shares issued by the Company reaches 2.5 times the exercise price. The premise for the period in which the option will be exercised after the expiration of the grace period is related to the behavior of the beneficiaries of the options, which differs from individual to individual. Despite the measurement of past behavior of the beneficiaries to estimate future behavior, in general, prove to be more appropriate, Option Plan, underwent significant changes, especially in relation to the protection of dividends, capable to influence the decision on the exercise of the option. Accordingly, the Company chose to use as a premise the average result of two studies cited by Hull himself, and carried out by Huddart Lang and Carpenter, the conclusion of which established that the exercise of options in a compensation program would occur when the price of the stock issued by the Company reached 2.8 and 2.2 times the exercise price, respectively.

d. how the expected volatility is determined:

For the 2009 option programs, the expected volatility (approved by Companhia de Bebidas das Américas – Ambev and received by the Company) is based on historical data of the last 252 days. As of the 2010 option programs, the expected volatility is measured since March 2004. As explained in “c”, above, the Hull Binomial Model, adopted by the Company, assumes that all employees would exercise their options immediately if the price of the shares issued by the Company reached 2.5 times the exercise price.

e. has any other characteristic of the option been incorporated to the determination of its fair value:

Other characteristics were not incorporated in the measurement of the fair value of the options.

40

13.9 - Interests held by body:

2021

Instruments issued by Ambev – 12/31/2021

Body	No. Shares and ADRs	No. of Deferred Shares	No. Options	Total
Board of Directors	33,492,096	1,765,621	5,186,736	40,444,453
Board of Officers	6,060,596	8,469,571	8,059,753	22,589,920
Fiscal Council	-	-	-	-
Total	39,552,692	10,235,192	13,246,489	63,034,373

Instruments issued by ABI – 12/31/2021

Body	No. Shares and ADRs	No. of Deferred Shares	No. Options	Total
Board of Directors	385,712	1,640,153	9,442,974	11,468,839
Board of Officers	50,641	856,422	6,643,362	7,550,425
Fiscal Council	-	-	-	-
Total	436,353	2,496,575	16,086,336	19,019,264

41

13.10 - Information about pension plans granted to the members of the Board of Directors and Board of Officers

RETIREMENT BENEFITS	Board of Directors	Board of Officers
No. of members	12.00	13.00
No. of members receiving compensation	5.00	8.00
Name of the plan	Defined Contribution	Defined Contribution
Number of managers that are eligible to retire	1	0
Conditions to early retirement	53 years of age and 11 years of plan	53 years of age and 11 years of plan
Updated number of contributions accrued until the end of the last fiscal year, after deducting the amounts corresponding to contributions made directly by the managers	R$ 16,412,983.53	R$ 5,884,267.06
Total amount of contributions made during the last fiscal year, after deducting the amounts corresponding to contributions made directly by the managers	R$ 1,703,577.60	R$ 779,406.75
Possibility of and conditions to early redemption	Yes, in the event of termination of employment contract with the Company and provided that participant is neither eligible to a retirement benefit under the Plan, nor elects the pro rata deferred benefit, the portability or self-sponsorship. The amount redeemed shall correspond to the contributions made by the participant him/herself.	Yes, in the event of termination of employment contract with the Company and provided that participant is neither eligible to a retirement benefit under the Plan, nor elects the pro rata deferred benefit, the portability or self-sponsorship. The amount redeemed shall correspond to the contributions made by the participant him/herself.
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13.11 - Individual, maximum, minimum and average compensation of the Board of Directors, Board of Officers and Fiscal Council

12/31/2021

Body	No. of Members	No. of members receiving compensation	Highest Individual Compensation	Lowest Individual Compensation	Average Individual Compensation
Board of Directors	12.00	8.50	12,864,644.05	601,785.60	3,010,756.82
Fiscal Council	6.00	6.00	482,168.64	241,084.32	301,355.40
Board of Officers	13.00	13.00	23,713,425.41	2.722.453,47	6,435,739.15

12/31/2020

Body	No. of Members	No. of members receiving compensation	Highest Individual Compensation	Lowest Individual Compensation	Average Individual Compensation
Board of Directors	13.00	8.67	7,895,479.83	298,612.80	1,347,164.51
Fiscal Council	6.00	6.00	457,771.49	228,885.74	286,107.17
Board of Officers	11.58	11.58	16,545,146.98	1,663,351.57	4,564,058.57

12/31/2019

Body	No. of Members	No. of members receiving compensation	Highest Individual Compensation	Lowest Individual Compensation	Average Individual Compensation
Board of Directors	13.00	8.00	9,036,710.50	299,839.45	1,790,654.25
Fiscal Council	5.67	5.67	443,492.45	221,746.22	338,452.94
Board of Officers	10.92	10.92	14,170,295.57	3,058,226.62	5,572,957.37

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Notes:

Board of Officers
12/31/2021

- The average compensation of the Board of Officers presented in this item is calculated taking into account the number of members of the Board of Officers (13 members) that receive compensation from the Company for their services.

- Includes stock-based compensation of the Company and of the Controlling Company.

- The member that received the highest individual compensation worked for 12 months.

12/31/2020

- The average compensation of the Board of Officers presented in this item is calculated taking into account the number of members of the Board of Officers (11.77 members) that receive compensation from the Company for their services.

- Includes stock-based compensation of the Company and of the Controlling Company.

- The member that received the highest individual compensation worked for 12 months.

12/31/2019

- The average compensation of the Board of Officers presented in this item is calculated taking into account the number of members of the Board of Officers (10.92 members) that receive compensation from the Company for their services.

- Includes stock-based compensation of the Company and of the Controlling Company.

- The member that received the highest individual compensation worked for 12 months.

Board of Directors
12/31/2021

- The average compensation of the Board of Directors presented in this item is calculated taking into account the number of members of the Board of Directors (8.5 members) that receive compensation from the Company for their services.

- Includes stock-based compensation of the Company and of the Controlling Company.

- The member that received the highest individual compensation worked for 12 months.

12/31/2020

- The average compensation of the Board of Directors presented in this item is calculated taking into account the number of members of the Board of Directors (8,67 members) that receive compensation from the Company for their services.

- Includes stock-based compensation of the Company and of the Controlling Company.

- The member that received the highest individual compensation worked for 12 months.

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12/31/2019

- The average compensation of the Board of Directors presented in this item is calculated taking into account the number of members of the Board of Directors (8 members) that receive compensation from the Company for their services.

- Includes stock-based compensation of the Company and of the Controlling Company.

- The member that received the highest individual compensation worked for 12 months.

Fiscal Council
12/31/2021	- It was considered the 3 full members and the 3 alternate members of the Fiscal Council. - The member that received the highest individual compensation worked for 12 months.
12/31/2020	- It was considered the 3 full members and the 3 alternate members of the Fiscal Council. - The member that received the highest individual compensation worked for 12 months.
12/31/2019	- It was considered the 2.67 full members and the 3 alternate members of the Fiscal Council. - The member that received the highest individual compensation worked for 12 months.
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13.12 - Compensation or indemnification mechanisms for the management in the event of dismissal from their job or retirement

There are no contractual arrangements, directors’ and officers’ liability insurance policies (“D&O”), or other instruments that structure compensation mechanisms or indemnification for the specific administrators for the hypothesis of removal from office or retirement.

As stated on item 12.11 of the Company’s Reference Form, the Company has D&O, contracted with the Insurer Zurich Minas Brasil Seguros S/A, for the period from November 30, 2021 to November 30, 2022, with premium value of approximately US$ 68,000.00 , for the coverage of losses and damages to third parties, for acts related to the exercise of functions and attributions of the administrators, during and after their respective mandates, up to the amount of US$ 15 million. For further details on this contract, see item 12.11 of the Company's Reference Form.

For more information on the insurance policies for payment or reimbursement of expenses borne by the Company's managers, see item 12.11 of the Reference Form.

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13.13 - Percentage of the overall compensation held by the managers and members of the Fiscal Council that are parties related to the controlling shareholders

December 31, 2021

Body	No. of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	5.00	601,785.60	25,591,432.97	2%
Fiscal Council	-	-	1,808,132.40	0%
Board of Officers	-	-	83,664,608.96	0%
Total	5.00	601,785.60	111,064,174.33	1%

December 31, 2020

Body	No. of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	6.00	1,072,656.99	11,675,425.76	8
Fiscal Council	-	-	1,716,643.00	-
Board of Officers	-	-	52,867,011.81	-
Total	6.00	1,072,656.99	66,259,080.58	2

December 31, 2019

Body	No. of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	6.00	549,665.45	14,325,234.00	4
Fiscal Council	-	-	1,917,900.00	-
Board of Officers	-	-	60,838,118.00	-
Total	6.00	549,665.45	77,081,252.00	1

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13.14 - Compensation to the managers and members of the Fiscal Council, grouped by body, received for any reason other than their position in the Company

There are no amounts recognized in the Company’s results for the last three fiscal years as compensation for members of the Board of Directors, Executive Board or the Supervisory Board, since they do not receive compensation from the Company for any other reason (e.g., consulting, advisory etc.), except as a result of the exercise of their positions.

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13.15 - Compensation to the managers and members of the Fiscal Council recognized in the income statement of direct and indirect controlling shareholders, affiliates and subsidiaries of the issuer

Fiscal Year ended December 31, 2021 – Compensation received due to the position in the issuer

	Board of Directors(i)	Board of Officers	Fiscal Council	Total(ii)
Direct and indirect shareholders	102,292,210.51	15,863,775.58		118,155,986.10
Companies controlled by the issuer
Affiliates

Fiscal Year ended December 31, 2020 – Compensation received due to the position in the issuer

	Board of Directors(i)	Board of Officers	Fiscal Council	Total(ii)
Direct and indirect shareholders	95,037,249.60	8,765,417.90	-	103,802,667.50
Companies controlled by the issuer	-	-	-	-
Affiliates	-	-	-	-

Fiscal Year ended December 31, 2019 – Compensation received due to the position in the issuer

	Board of Directors(i)	Board of Officers	Fiscal Council	Total(ii)
Direct and indirect shareholders	225,805,583.01	8,546,989.01	-	234,352,572.02
Companies controlled by the issuer	-	-	-	-
Affiliates	-	-	-	-

(i) Original amounts in dollar, by converted into Brazilian Reais by the annual average rate of each fiscal year.

(ii) The amounts consider the accounting effects provided for in CPC 10 - Share-based Payment.

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13.16 - Other relevant information:

According to the understanding of the CVM Collegiate body in the Proceeding No. 19957.007457/2018-10, which was included in Circular Notice/Annual-2022-CVM/SEP of the Superintendence of Relations with Companies (Superintendência de Relação com Empresas - SEP), and also provided for in the Circular-Notice No. 01/2021 of SEP, disclosed in 2021, as of the current fiscal year of 2021, the Company has started to report in item 13.2 of this Exhibit A.IV management’s compensation net of employer’s payroll charges. Therefore, for comparison purposes of the global compensation proposal of the current year with previous years, the Company informs below the employer’s contribution (INSS) to which members of its management and the Fiscal Council are eligible:

Forecast for 2022	Board of Directors	Board of Officers	Fiscal Council	Total
Total No. of members	12.00	14.00	6.00	32.00
No. of members receiving compensation	8.00	14.00	6.00	28.00
INSS	1,542,022	4,051,290	403,491	5,996,803

2021	Board of Directors	Board of Officers	Fiscal Council	Total
Total No. of members	12.00	13.00	6.00	31.00
No. of members receiving compensation	8.50	13.00	6.00	27.50
INSS	1,329,273	3,605,174	361,626	5,296,073

As described in item 13.4 of this Exhibit A.IV, the members of Company’s management are eligible to receive options with immediate exercise and five years lock up. We present in the table below information regarding the restricted shares as open of the Board of Directors and Board of Officers at the end of the last fiscal year.

DEFERRED SHARES

12/31/2021	Board of Directors	Board of Officers
No. of members	12.00	13.00
No. of members receiving compensation	0.00	0.00
Stock Options
Grant date	03/30/2017	03/30/2017
Number of options granted	-	-
Number of shares transferred upon the exercise of options during the lock up period	-	11,872
Lock up period of deferred shares	03/30/2022	03/30/2022
Weighted average exercise price:	17.210	17.210
Fair value of deferred shares on exercise date	-	204,317.12
Fair value of deferred shares on the last day of the fiscal year	-	185,203.20
Dilution after exercise of deferred shares	0.000000%	0.000075%

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As described in item 13.4 of this Exhibit A.IV, the members of the Company's management are eligible to receive restricted shares subject to the Share Plan (options with immediate exercise). We present on the table below information on the restricted shares granted to the Board of Directors and to the Board of Officers within the scope of the Share Programs approved by the Board of Directors and with vesting periods still in progress at the end of the last fiscal year:

31/12/2021	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers
Total No. of members	12.00	13.00	12.00	13.00	12.00	13.00	12.00	13.00	12.00	13.00	12.00	13.00	12.00	13.00
No. of members receiving compensation	2.00	9.00	1.00	5.00	2.00	10.00	2.00	10.00	0.00	3.00	0.00	7.00	0.00	11.00
Stock Options
Grant date	03/29/2018	03/29/2018	12/03/2018	12/03/2018	03/29/2019	03/29/2019	08/30/2019	08/30/2019	12/09/2019	12/09/2019	03/30/2020	03/30/2020	12/01/2020	12/01/2020
Number of options granted	67,408	86,238	-	-	26,266	98,634	40,078	114,017	-	-	-	8,302	-	-
Number of shares transferred upon the exercise of options during the lock up period	298,126	314,281	512,890	1,795,111	81,824	567,073	130,705	529,255	-	684,282	-	27,012	-	566,826
Lock up period of restricted shares	03/29/2024	03/29/2024	03/29/2024	03/29/2024	03/29/2024	03/29/2024	08/30/2024	08/30/2024	08/30/2024	08/30/2024	12/01/2023	08/30/2024	12/01/2023	12/01/2023
Weighted average exercise price:	22.34	22.34	16.92	16.92	16.83	16.83	19.8	19.8	18.05	18.05	-	14.54	13.98	13.98
Fair value of restricted shares on exercise date	6,660,134.84	7,021,037.54	8,678,098.80	30,373,278.12	1,377,097.92	9,543,838.59	2,587,959.00	10,479,249.00	-	12,351,290.10	-	392,754.48	-	7,924,227.48
Fair value of restricted shares on the last day of the fiscal year	4,650,765.60	4,902,783.60	8,001,084.00	28,003,731.60	1,276,454.40	8,846,338.80	2,038,998.00	8,256,378.00	-	10,674,799.20	-	421,387.20	-	8,842,485.60
Dilution after exercise of restricted shares	0.00%	0.00%	0.00%	0.01%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

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31/12/2021	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers
Total No. of members	12.00	13.00	12.00	13.00	12.00	13.00	12.00	13.00	12.00	13.00	12.00	13.00	12.00	13.00
No. of members receiving compensation	4.00	11.00	-	1.00	-	4.00	-	12.00	7.00	12.00	-	1.00	-	1.00
Stock Options
Grant date	12/01/2020	12/01/2020	12/14/2020	12/14/2020	12/14/2020	12/14/2020	12/01/2021	12/01/2021	12/01/2021	12/01/2021	12/13/2021	12/13/2021	12/13/2021	12/13/2021
Number of options granted	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Number of shares transferred upon the exercise of options during the lock up period	357,647	566,821	-	87,453	-	1,836,518	-	462,903	384,429	462,898	-	219,247	-	219,247
Lock up period of restricted shares	12/01/2025	12/01/2025	12/14/2023	12/14/2023	12/14/2025	12/14/2025	12/01/2024	12/01/2024	12/01/2026	12/01/2026	12/13/2024	12/13/2024	12/13/2026	12/13/2026
Weighted average exercise price:	27,960	27,960	15,500	15,500	31,000	31,000	16,060	16,060	32,120	32,120	15,950	15,950	15,950	15,950
Fair value of restricted shares on exercise date	9,999,810.12	15,848,315.16	-	1,355,521.50	-	56,932,058.00	-	7,434,222.18	12,347,859.48	14,868,283.76	-	3,496,989.65	-	3,496,989.65
Fair value of restricted shares on the last day of the fiscal year	5,579,293.20	8,842,407.60	-	1,364,266.80	-	28,649,680.80	-	7,221,286.80	5,997,092.40	7,221,208.80	-	3,420,253.20	-	3,420,253.20
Dilution after exercise of restricted shares	0.002272%	0.003600%	0.000000%	0.000555%	0.000000%	0.011665%	0.000000%	0.002940%	0.002442%	0.002940%	0.000000%	0.001393%	0.000000%	0.001393%

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As described in item 13.4 of this Exhibit A.IV, as from 2011, the Board of Directors approved, for certain officers deemed by Management to have greater potential, the granting of Share Appreciation Rights. Since this compensation modality does not include equity instruments, it does not imply the issue of shares and, consequently, a dilution for other shareholders.

The table below discloses the same information required for plans that use options whose exercise is not immediate.

12/31/2021	Board of Directors	Board of Officers	Board of Directors	Board of Officers
Total No. of members	12.00	13.00	12.00	13.00
No. of members receiving compensation	0.00	1.00	0.00	0.00
Stock Options
Grant date	12/20/2012	12/20/2012	12/22/2014	12/22/2014
Number of shares for calculation of appreciation	-	78,541	-	-
Share quotation on grant date	17.84	17.84	15.95	15.95
Lock up period regarding share appreciation rights	12/20/2022	12/20/2022	12/22/2019	12/22/2019

12/31/2021 Cont. I	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers
Total No. of members	12.00	13.00	12.00	13.00	12.00	13.00
No. of members receiving compensation	0.00	1.00	0.00	0.00	0.00	2.00
Stock Options
Grant date	12/22/2014	12/22/2014	12/22/2015	12/22/2015	12/22/2015	12/22/2015
Number of shares for calculation of appreciation	-	104,368	-	-	-	404,544
Share quotation on grant date	15.95	15.95	18.00	18.00	18.00	18.00
Lock up period regarding share appreciation rights	12/22/2024	12/22/2024	12/22/2020	12/22/2020	12/22/2025	12/22/2025

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